UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

_____

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

__X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2007

OR

_____

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

_____

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Event requiring this shell company report ……………..

For the transition period from _____ to _____

Commission file number: _____

ALDA Pharmaceuticals Corp.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Company's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

32,192,404 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐   No x

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No x

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-Accelerated filer X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 X   Item 18 ☐

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.


Yes ☐   No ☐


The information set forth in this Annual Report on Form 20-F is as at June 30, 2007 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

_____

FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

The Company was incorporated by registration of its Memorandum and Articles under the BC Companies Act on May 30, 2000 under the name "Duft Biotech Capital Ltd."

On November 13, 2003, the Company acquired the assets of ALDA Pharmaceuticals Inc. ("API"), a private company founded in 1996.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. ("the Company"). The Company is still a British Columbia, Canada, company.

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

BUSINESS OF ALDA PHARMACEUTICALS CORP.

The Company is principally in the business of developing infection control products for industrial and consumer use and for the treatment of topical infections

FINANCIAL AND OTHER INFORMATION

The Company's reporting currency and domestic currency is Canadian Dollars. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). Comparisons of historic exchange rates between the US$ and the CDN$ are contained in Section 3.A.3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, "Information on the Company" and ITEM #5, "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that the Company may furnish from time to time to the Securities and Exchange Commission. The Company undertakes no obligation to update publicly or revise any forward-looking statements because of new information.

MEASUREMENT INFORMATION

Canada uses the metric measurement system and all of the measures used by the Company adhere to the standards of the metric system.

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2007 the names of the Directors of the Company.

Table No. 1 Directors		
Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen 635 Columbia Street New Westminster, BC, Canada V3M 1A7	61	May 30, 2000
Peter Chen (1) 635 Columbia Street New Westminster, BC, Canada V3M 1A7	45	May 30, 2000
Eugene Hodgson (1) 1400 – 601 West Hastings Street Vancouver, BC, Canada V6B 5A6	51	October 12, 2004
Linda Allison (1) 3074 Spencer Place West Vancouver, BC, Canada V7V 3C9	60	June 30, 2003
Ronald Zokol 470 West Tower 555 West 12th Avenue Vancouver, BC, Canada V5Z 3X7	58	November 13, 2003
William F. McCoy 735 Thornapple Drive Naperville, IL,. USA 60540	52	March 17, 2005

(1) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2 Senior Management		
Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	61	May 30, 2000
Peter Chen, CFO and Secretary	45	May 30, 2000

Mr. Owen's business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, as well as strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders; and reporting to the Board of Directors.

Mr. Chen's business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors

Mr. Chen's business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Mr. Chen may delegate all or part of his duties as Corporate Secretary to a nominee or to corporate counsel from time to time.

1.B. Legal Advisors

The legal advisors for the Company are Getz Prince Wells, Barristers & Solicitors, 1810 – 1111 West Georgia St., Vancouver, B.C. V6E 4M3., Phone 604-605-4293 Fax 604 685-9798. The Company has retained CD Farber Law Corp. to assist in drafting of this report on Form 20F but that firm does not provide other legal services to the Company.

The Company's Bank is the Canadian Imperial Bank of Commerce. Its business address and telephone number are 554 6th Street, New Westminster, British Columbia Canada V3L 3B5. Tel: (604) 665-7925.

1.C. Auditors

The auditors for the Company are Berris Mangan, Chartered Accountants, of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5. The auditors were previously known as BME+ Partners and changed the name of the company to Berris Mangan after the fiscal year end of June 30, 2005.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure necessary.

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which are substantially the same as principles applicable to United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission ("SEC"), except the practices described in footnotes to the audited financial statements for the years ended June 30, 2007, 2006, 2005, 2004, and 2003.

	Table No. 3 Selected Financial Data (CDN$)				
	Year Ended 2007	Year Ended 2006	Year Ended 2005	Year Ended 2004	Year Ended 2003
CANADIAN GAAP					
Revenue	256,243	223,586	239,271	111,363	0
Net (Loss) for the Year	(562,090)	(378,301)	(796,301)	(731,479)	(53,479)
Basic Income (Loss) Per Share	(0.02)	(0.02)	(0.06)	(0.08)	(0.02)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	22,582,026	17,857,709	13,663,856	9,027,179	2,407,502
Period-end Shares	32,192,404	20,800,404	15,784,404	12,784,404	2,451,475
Working Capital	627,730	33,169	138,548	415,167	(49,304)
Long-Term Debt	0	0	0	0	0
Capital Stock	2,658,868	2,094,770	1,856,285	1,607,620	279,309
Shareholders' Equity (Deficit)	779,898	157,368	271,028	800,222	182,984
Total Assets	854,166	216,872	300,893	830,764	286,544
US GAAP					
Net Loss	(562,090)	(378,301)	(796,301)	(731,479)	(53,479)
Loss Per Share	(0.02)	(0.02)	(0.06)	(0.08)	(0.02)
Shareholders' Equity	779,898	157,368	271,028	800,222	182,984
Total Assets	854,166	216,872	300,893	830,764	286,544

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2007, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The table sets forth the number of US Dollars required under that formula to buy one Canadian Dollar. For example, where the number "0.8704" is quoted in the upper left hand number in the table, it means that it took on average in February 2006, 87.04 cents US to purchase one Canadian dollar. For all periods presented, the Canadian dollar has been worth less than one US dollar.

Table No. 4
U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
June 2007	0.9387	0.9360	0.9416	0.9385
May 2007	0.9129	0.9107	0.9150	0.9130
April 2007	0.8815	0.8794	0.8834	0.8816
March 2007	0.8558	0.8541	0.8577	0.8556
February 2007	0.8541	0.8521	0.8559	0.8542
January 2007	0.8504	0.8482	0.8524	0.8506
Three Months Ended June 30, 2007	0.9099	0.8834	0.9360	0.9104
Three Months Ended March 31, 2007	0.8533	0.8524	0.8541	0.8535
Fiscal Year Ended June 30, 2007	0.8904	0.8524	0.9360	0.8828
Fiscal Year Ended June 30, 2006	0.8572	0.8024	0.9065	0.8602
Fiscal Year Ended June 30, 2005	0.8064	0.7462	0.8474	0.8403
Fiscal Year Ended June 30, 2004	0.7194	0.6329	0.7752	0.7752
Fiscal Year Ended June 30, 2003	0.6369	0.6211	0.6622	0.6239

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2007. During the year ended June 30, 2007, , the Company has completed two private placements of securities which increased the number of outstanding shares by 9,430,000 common shares and increased the number of outstanding share purchase warrants by 9,430,000 share purchase warrants. 1,430,000 warrants were exercisable until September 12, 2007 at an exercise price of $0.10 and 8,000,000 were exercisable until June 7, 2008 at an exercise price of $0.20 and, thereafter at a price of $0.30 per share until June 7, 2009.

During the year ended June 30, 2007, 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $106,200. Subsequent to June 30, 2007, 3,220,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $322,000.

During the year ended June 30, 2007, the Company granted total of 3,530,000 options at an exercise price range of $0.10-0.12 to certain consultants, scientific advisors, employees, directors and senior officers of the Company. During the year ended June 30, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee's departure. 900,000 options were exercised at an exercise price of $0.10 per option for gross proceeds of $90,000. Subsequent to June 30, 2007, 100,000 options were exercised by the option holders at an exercise of $0.10 per unit for gross proceeds of $10,000.

Table No. 5
Capitalization and Indebtedness
As of June 30, 2007

SHAREHOLDERS' EQUITY

Common shares issued and outstanding	32,192,404
Share Capital	$ 2,658,868
Contributed Surplus-Warrants	$ 553,627
Contributed Surplus – Options	$171,194
Retained Earnings (deficit)	$(2,603,791)
Net Shareholders' Equity	$ 854,166
TOTAL CAPITALIZATION	
Stock Options Outstanding (2):	2,480,000
Warrants Outstanding (1):	12,364,000
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1) Of the 12,364,000 warrants outstanding, 1,430,000 were exercisable until September 12, 2007 at an exercise price of $0.10, 2,934,000 were exercisable until December 22, 2007 at an exercise price of $0.10 and 8,000,000 were exercisable until June 7, 2008 at an exercise price of $0.20, and, thereafter at a price of $0.30 per share until June 7, 2009

(2) See Table 11 for exercise prices and terms of these options.

3.C.   Reasons for the Offer and Use of Proceeds

No disclosure necessary.

3.D. Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results.

The Company has been operating only since November, 2003 and has operating losses of $562,090, $378,301, and $796,301 in the years ended June 30, 2007, 2006 and 2005, respectively. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

This conclusion is based on the fact that at the beginning of operations, expenses were relatively high due to the costs associated with starting up a new venture, such as the costs of manufacturing product, warehousing, preparing new marketing materials and securing facilities and equipment. After these start-up costs had been absorbed, the cost of goods became stabilized. However, at the end of the 2004 and 2005 fiscal years, there was a significant write-down of the assets purchased in the Qualifying Transaction due to revenues not meeting expectations. In addition, there have been extraordinary legal costs associated with a legal action, described elsewhere, commenced by a competitor, gains on a legal settlement over a trademark dispute and an action launched by the Company against a competitor that resulted in a settlement. These extraordinary events make predictions of future periods difficult.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce T^{3}6$^®$ Disinfectant into additional markets in Canada and internationally, pursue the patent applications and regulatory approvals for the T^{3}6$^®$ technology, develop new products, maintain the Company's public listing on the TSX-Venture Exchange and secure a listing in the US, the Company expects to incur operating losses in future periods. These loses will occur because there are continuing expenses associated with the marketing and production of the Company's products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. The Company has a burn rate of approximately $45,000 per month. At this burn rate, the cash on hand of $356,127 as of June 30, 2007 will last approximately eight months and further fund raising will be required to continue operations. Also, the Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current shareholders to experience dilution and possibly lower the trading price of its shares. Such securities may grant rights, preferences or privileges senior to those of the Company's common shareholders. The Company is not profitable and will not be profitable for the foreseeable future under its current development plan. The Company plans to issue further equity to raise funds as necessary to continue operations and fund its program of research and development, patent protection and regulatory approvals. As a result, an indeterminate amount of dilution of the Company's capital stock will occur.

The Company has issued only 32,192,404 shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

Having an unlimited number of authorized but unissued common shares could allow the Company's Directors and Officers to issue a large number of shares without shareholder approval, leading to significant dilution of current shareholders and possible lowering of the share price.

The Company could enter into debt obligations and not have the funds to repay these obligations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company's operations. The Company might not be able to repay indebtedness. The Company does not plan on entering into any debt obligations in the next twelve months.

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit and in the previous three years has had annual revenues for each of the years ended June 30 of $256,243 in 2007 $223,586 in 2006 and $239,271 in 2005. The Company sustained operating losses for each of the fiscal years ended June 30, 2007, 2006 and 2005 of $562,090, $378,301 and $796,301, respectively. The Company has sustained accumulated operating losses in its last audited year of operation in fiscal 2007 of $2,603,791. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations. The auditor's report to the shareholders, dated October 17, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company's financial statements been audited by US auditors, the Company may have received a "going concern" qualification. A "going concern" qualification, or the existence of a basis for such a qualification, could negatively affect the Company's ability to raise capital.

As the Company is a Canadian company, it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained in the United States.

The Company is a Canadian corporation. A majority of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non-U.S. resident executive officers or directors.

The Company's future performance is dependent on key personnel. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company.

The Company's performance is substantially dependent on the performance and continued efforts of the Company's executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company's business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. There are no contracts in place with any of the employees, officers or directors of the Company.

The Company has not declared any dividends since its inception in 2000 and has no present intention of paying any cash dividends on its common shares in the foreseeable future.

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common shares in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

The Company's future performance is dependent on key collaborators and a loss of any collaborators could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

The Company is dependent on Norwood Packaging Ltd. to manufacture its products to a standard that is accepted by Health Canada. Although other manufacturers have been identified, they do not have the same familiarity as Norwood with the manufacturing of the Company's products. If the Company had to switch manufacturers there would be a start-up period in which sales would be lost and revenues would drop. The Agreement with Fuzhou Xinmei Biotech Co. Ltd. ("Fuzhou"), which allowed manufacturing and marketing in Fujian province in China has been transferred to He-Yi She Ye Limited ("He-Yi") and expanded to cover marketing in all of China. The relationship with He-Yi is important because registration and manufacturing of $T^36^®$ Disinfectant in China depends on the successful completion of the required applications by He-Yi and acceptance of the registrations by the Chinese government agencies. At this time, the Company has no other agent working on its behalf in China. If He-Yi were to fail or go out of business, the Company would have to find another agent to represent its interests in China. This would delay the registrations in China and lead to reduced revenue expectations. The loss of the services of Phigenics, LLC to assist with US product registrations would necessitate finding another collaborator to assist with registrations of the Company's products with the Environmental Protection Agency ("EPA") of the US and with the marketing of the Company's products to the customer base served by Phigenics. The same is true of Linns Corporation Sdn Bhd. If the arrangement with Linns was terminated, another agent would have to be found for South East Asia.

There is no assurance that the patent applications filed for the $T^36^®$ technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no protection for its intellectual property and reduced sales.

Patent protection of the $T^36^®$ technology is very important to the Company's current and future products because the $T^36^®$ Disinfectant technology is the basis for its products. Although patents have been allowed in the United States, and in China, there is also no assurance that future patent applications will be successful. A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company's business. Reduced revenues and lack of future products could result from such infringement.

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth.

Many of the Company's products require laboratory testing that could cost as much as $100,000 per product or more to establish toxicity, efficacy and analytical methods. This testing is required in order to obtain required regulatory approvals from Health Canada and the EPA in the US. A lack of funds would impair the ability of the Company to complete such tests. A lack of funds would also impair the Company's ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company's shareholders and may result in dilution to the value of such interests.

There is no assurance that research and development being conducted by the Company to create new products will be successful.

The Company is conducting research and development on new products, but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the Company for its new products. The Company has completed the formulations for new products but still needs to conduct the toxicity and efficacy tests and establish the analytical methods required to obtain regulatory approvals from Health Canada and the EPA and FDA in the US.

The Company and the Company's products have limited brand awareness which limits the ability of the Company to gain credibility from prospective customers and to sell its products into new markets.

Market knowledge of the Company's name is limited. The Company will need to devote considerable resources to educate new markets about the products the Company offers. In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or may be better funded than the Company. The ability of the Company to raise brand awareness will depend on its ability to raise the money required to undertake such an intensive marketing effort. As noted elsewhere, there is no assurance that the Company can raise funds required for such an investment in marketing.

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

The Company has limited experience in marketing and selling its products. The Company had two sales and marketing people until February 2, 2007, one with just over two years of experience with the Company and no prior sales experience, and the other with three years experience with the Company and no prior sales experience in pharmaceutical or disinfectant products. With the departure of the more experienced sales and marketing person, the Company has one person in sales and marketing. The Company will have to expend substantial funds to promote and develop its products. The Company's success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of $ 235,000 over the next 18 months for marketing activities. Failure to achieve these objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company's ability to achieve its business objectives.

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., a company listed on the TSX-Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic Ventures Inc., Terrance Owen spends approximately eight hours per month on the business of Bi-Optic Ventures Inc. Terrance Owen controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company's shareholders.

Management of the Company as at June 30, 2007, own collectively 1,599,500shares, which was 4.97% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company's common shares.

No assurance can be given that a market for the Company's common shares will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board. The Company's common shares may be subject to illiquidity and investors may not be able to sell their shares in a timely manner.

The value and transferability of the Company shares may be adversely impacted by the penny stock rules.

The sale or transfer of the Company common shares by shareholders in the United States may be subject to the so-called "penny stock rules." Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) or effect the purchase of a penny stock by any person unless:

(a) Such sale or purchase is exempt from Rule 15g-9;
(b) Prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and
(c) The purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that the Company's common shares, assuming a market were to develop in the US, will be subject to the regulations on penny stocks. Consequently, the market liquidity for the common shares may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common shares and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered. For example, if trading on the OTC Quality Exchange under a Mergent Manual registration, the Company's shares would not be eligible for trading in all 51 states.

There is no market for the Company's common shares in the United States

The Company is not listed on any stock exchange in the United States nor is there any guarantee that the Company will be listed on any stock exchange in the United States in the future. As a result, there is no market for the Company's common shares in the United States and there is no guarantee that there will be a market for the Company's common shares in the United States.

Risks Pertaining to the Industry

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

Government agencies, such as the EPA and the Food and Drug Administration ("FDA") in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company's products prior to any sales of these products. To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take up to 24 months or longer to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company's products.

There is a risk that the Company's intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

The Company is unaware of any infringement claims being made against the Company or its products or processes, except that JohnsonDiversey, Inc. ("JDI") took action against the Company for use of the trademark, "Viralex", which JDI claimed infringed on their trademark, Virex. This action was settled by the Company accepting a one-time payment of US$30,000 and agreeing to cease to use the name. The Company instead now uses the trademark "$T^3 6^{\textregistered}$" for its products and this trademark is registered in both Canada and the US. The change of name from Viralex to $T^3 6^{\textregistered}$ caused some confusion among the customers of the Company and required additional expenditures to be made for new labels, packaging and marketing materials, as well as mailings to advise customers of the change. There was no noticeable effect on overall sales on a quarterly basis beyond normal fluctuations.

There can be no assurances that other third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the Company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

There is a risk that earlier inventions may exist that invalidate the Company's patent applications so that the Company may not be able to sell any infringing products.

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention, at substantial cost. There can be no assurance that the Company's patents, if issued, would be held valid or enforceable by a court. The Company has patents allowed in the United States and China and patent applications filed in the European Union, Canada, Australia and Singapore. These patent applications seek intellectual property protection for the basic formulation of the $T^3 6^{\textregistered}$ Disinfectant and the method for making it.

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

Litigation among pharmaceutical companies can be intense and costly. The Company might not have the financial ability to defend its patents, if issued, against larger industry players. Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party's proprietary rights. Additionally, there can be no assurances that the Company would prevail in any such action. An adverse outcome in litigation or as part of an interference or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which could have a material adverse effect on the Company's business.

The market for disinfectant products is competitive and well established with a number of large, multinational, widely recognized companies with significant financial and marketing resources selling, and possibly developing, similar products.

Competitors are already well established in the market for disinfectant products. The introduction of a new product into this existing market could be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the Company's business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing disinfectant products. Substantial funds will have to be spent on marketing and education to achieve these objectives. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe the Company's patents. Key competitors are Germiphene Corporation, Virox Technologies, Inc., JohnsonDiversey Inc., Advanced Sterilization Products and Metrex Research Corporation. All of these companies are well established and sell disinfection products into the same markets served by the Company.

The Company's $T^36^®$ Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.

One of the main components of $T^36^®$ Disinfectant is ethanol, which is flammable. Storage of $T^36^®$ Disinfectant could pose a fire hazard. Another component, o-phenylphenol, is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage. For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride, another ingredient, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users. Toxicology studies conducted for the company by Product Safety Labs, located in Dayton, New Jersey, have demonstrated that $T^36^®$ Disinfectant is not toxic but it is classified as a moderate eye irritant. Both chemicals, o-phenylphenol and benzalkonium chloride, are present in $T^36^®$ Disinfectant in relatively low levels but, given the risks described above, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. Further, given the attention that such chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the company to market its products in certain jurisdictions. There are persuasive arguments and credible scientific evidence that is available to support the safety of $T^36^®$ Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.

The key customers for which sales account for more than 10% of total revenues are:

○ Esthetics Plus, Inc.: A distributor to the beauty market with a contract that renews on an annual basis. Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,

○ Sinclair Dental Limited: A distributor to the dental market and a customer of both API and the Company for 6 years,

○ The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of both API and the Company for 6 years, and

○ VWR International: A distributor to the laboratory market and customer of API.

The Company currently sells its $T^3 6^®$ Disinfectant through these distributors and is also planning on introducing new products, such as the $T^3 6^®$ "Ready to Use" Disinfectant Cleaner, $T^3 6^®$ Disinfectant Cleaner CONCENTRATE, and the corresponding wipes through these same distributors. The current sales and the plans to introduce the new products through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company's revenues until new distributors could be found. It is possible that new distributors could not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs even if the sales levels could be regained.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Companies Act on May 30, 2000 under the name "Duft Biotech Capital Ltd." and was classified as a Capital Pool Company ("CPC") on the TSX Venture Exchange. Under the policies of the TSX Venture Exchange, the principal business of a CPC is to identify and evaluate opportunities for acquisition. The completion of such an acquisition is referred to as a Qualifying Transaction. A CPC does not carry on any business other than the identification and evaluation of assets or businesses in connection with potential Qualifying Transactions, does not have business operations or assets other than seed capital and has no written or oral agreements for the acquisition of an asset or business at the time of formation.

A "Qualifying Transaction", pursuant to the policies of the TSX Venture Exchange, is a transaction whereby a capital pool company:

(a) Issues or proposes to issue, in consideration for the acquisition of significant assets or businesses, common shares or securities convertible, exchangeable or exercisable into common shares, which, if fully converted, exchanged or exercised would represent more than 25 percent of its common shares issued and outstanding immediately prior to the issuance;

(b) Enters into an arrangement, amalgamation, merger or reorganization with another issuer with significant assets, whereby the ratio of securities which are distributed to the security holders of the capital pool company and the other issuer results in the security holders of the other issuer acquiring control of the resulting entity; or

(c) Otherwise acquires significant assets other than cash.

On November 13, 2003, the Company completed its Qualifying Transaction, which was the acquisition of the assets of API, a private company founded in 1996 and since renamed 513947 BC Ltd. ("513947"). The transaction was approved by the TSX Venture Exchange as a valid Qualifying Transaction.

The Company purchased the assets of API with 3,711,263 shares of the Company valued at 20 cents per share, for a total share value of $742,252.60, plus forgiveness of loans and accrued interest of $57,747.40 advanced to API by the Company prior to completion of the Qualifying Transaction. The total transaction price of the Qualifying Transaction to the Company was therefore $800,000. The Company purchased only the assets and not the liabilities of API except for the trademark litigation undertaken by JohnsonDiversey Inc. against API. This litigation was subsequently settled and is discussed elsewhere. As a result of the asset purchase, API became the registered owner of the shares of the Company. The Company also acquired the intellectual property and $17,500 worth of inventory from API. The intellectual property consisted of the patent application, two Drug Identification Numbers ("DIN's") provided to the Company by Health Canada and the pending trademarks for "Viralex", "T^{3}6" and a logo displayed with the name, "ALDA Pharmaceuticals". (described under "Trademarks" in Section "4.B. Business Overview"), customer lists and contacts, products under development (also described in "4.B. Business Overview"), marketing materials, technical bulletins, and instructions for customers and technical studies.

The terms of the asset purchase agreement that still remain in effect are the appended Voting Agreement, the Escrow Agreement and the Non-Competition Agreement.

Of the 3,711,263 shares issued to API, 90% or 3,340,137 were held in escrow. Under the terms of the Escrow Agreement, there has been a 15% release every 6 months on May 14, 2004, November 14, 2004, May 14, 2005, November 14, 2005 and May 14, 2006 and November 14, 2006. No shares remained in escrow on June 30, 2007.

As a consequence of completing the Qualifying Transaction, The Company entered into the business of developing and marketing disinfectant products.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still a British Columbia, Canada

The head office of the Company is located at 635 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A7. The Company's telephone number is (604) 521-8300. The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary. The Company's common shares have been listed for trading on the TSX-Venture Exchange since July, 2001.

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38
Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker's Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00
Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00
Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00
Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00
Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

4.B. Business Overview

The Company was established in order to develop and commercialize disinfectant products. The Company has called the disinfectant technology "T^{3}6$^®$ Disinfectant". T^{3}6$^®$ Disinfectant is a mixture of ethanol, o-phenylphenol, benzalkonium chloride and other ingredients (including lemon fragrance and water). All of these component chemicals are bio-degradable.

The Company is attempting to patent or secure proprietary protection for the specific combination of these products although the ingredients are all common chemical compounds.

During its first five years, Company's primary focus has been on product development.

The Company's first product, a surface disinfectant called "Viralex" and subsequently renamed T^{3}6$^®$ Disinfectant, was launched in September of 2001. It is being sold primarily to (i) "First Responder" organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T^{3}6$^®$ Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, walls, floors, windows, mirrors, scissors, nail clippers and other equipment used in beauty salons and spas, dental mirrors and other equipment in dental offices, and equipment used by firefighters, police and paramedics. T^{3}6$^®$ Disinfectant is also approved by the Canadian Food Inspection Agency ("CFIA") for use in restaurants and other facilities where food is prepared.

In studies conducted by independent laboratories in Canada and the United States, $T^3 6^®$ Disinfectant has demonstrated efficacy against more than 50 different bacteria, fungi and viruses. These studies included the following:

1. Efficacy study conducted by British Columbia Research Inc. (University of British Columbia, Vancouver, Canada) under the supervision of Dr. Ernie Lee, dated February 10, 1997. Study concluded that the $T^3 6^®$ Disinfectant successfully killed four strains of bacteria (*Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis)* one strain of yeast (*Candida albicans)*, one strain of fungus (*Aspergillus fumigatus)* and two strains of viruses (*Herpes Simplex Virus-1 and Poliovirus-1).* In compliance with test standards accepted by Health Canada's Therapeutic Product Directorate;
2. Efficacy study conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children's Hospital, dated June 6, 1997. Study concluded that the $T^3 6^®$ Disinfectant was efficacious as against *Mycobacterium tuberculosis*;
3. Suspension tests for efficacy completed September 17, 1997 against HIV at the St. Paul's Hospital's John Ruedy Immunodeficiency Clinic (Vancouver, Canada) under the supervision of Dr. Brian Conway. Study concluded that the $T^3 6^®$ Disinfectant was 100% efficacious on the HIV virus on contact and still had 100% efficacy at dilution of 1:43 (one part $T^3 6^®$ to 43 parts water); and
4. Efficacy studies conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, completed on February 23, 200. Study concluded that the $T^3 6^®$ Disinfectant successfully killed the test organisms *Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis*, Human Immunodeficiency Virus Type I, *Herpes simplex* Virus Type 1, *Trichophyton mentagrophytes* and *Poliovirus* Type 1, in compliance with test standards accepted by the Environmental Protection Agency of the United States.

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericide, virucide, fungicide or tuberculocide). Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. The types of surfaces tested were hard non-porous surfaces.

The above studies demonstrated that $T^3 6^®$ Disinfectant was effective in inactivating polio viruses within 3 minutes and tuberculosis mycobacteria within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are among the most difficult to kill with disinfectant products. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. In order to make a virucidal claim and a tuberculocidal claim, a disinfectant product must demonstrate its ability to destroy the poliomyelitis type 1 virus, and *Mycobacterium bovis* or tuberculosis mycobacteria within a specified time. This is mandated in Canada by the Canadian General Standards Board, "Assessment of Efficacy of Antimicrobial Agents for Use on Environmental Surfaces and Medical Devices", CAN/CGSB -2.161-97, p.4, and the Therapeutic Products Programme Guidelines on Disinfectant Drugs, 1999 Edition, Appendix II on page 23.

The studies conducted at ViroMed Biosafety Laboratories in the U.S., and at British Columbia Research Incorporated ("BCRI") in Canada used between 10 and 60 samples each, depending on the organism tested. In all cases a control was utilized to validate the testing protocols. A positive test result required complete inactivation of the tested viruses and complete efficacy against the fungi and bacteria as required by the U.S. EPA for disinfectant label claims. The results from BCRI demonstrated efficacy in excess of Log_{10} 4.0 (i.e. 10,000 times reduction in micro-organisms) in compliance of the standards required in Canada. The tuberculocidal studies demonstrated results in excess of Log_{10} 6.0 (1,000,000 times reduction in micro-organisms).

Additional toxicology studies were conducted in the United States that demonstrated that $T^3 6^®$ Disinfectant is safe to use, as well as non-corrosive and non-caustic. These studies were conducted by Product Safety Labs in labs in East Brunswick, New Jersey, USA and completed in November, 1999.

There were no p-values nor statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies. T^{3}6$^®$ Disinfectant's Heath Canada Drug Identification Number (DIN) is 02231344.

The Company is also in various stages of development of other products including:

1. <u>"Ready to Use" Disinfectant Cleaner:</u> This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T^{3}6$^®$ Disinfectant). It has also passed internal company efficacy testing. This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don't require a disinfectant product that is as fast acting as T^{3}6$^®$ Disinfectant, but need a more economical product.. The Health Canada DIN for this product is 02272989 The Company has not determined when manufacturing will be started or when revenues will be realized from this product.

2. <u>Disinfectant Cleaner CONCENTRATE:</u> This product has completed testing and is registered with Health Canada (DIN 02278820). For US sales, EPA registration is required at an estimated cost of $100,000. Completion of the required US registration is dependent on financing. The EPA registration is projected to be completed 2 years after financing is available. International sales are important to the Company and delays in US registration could have a significant effect on future sales and cash flow, as well as allow competition to penetrate this market. It is not known when manufacturing will be started or when revenues will be realized from this product.

3. <u>Hand Sanitizer</u>: In February 2006, the Company started marketing of its hand sanitizer product (Health Canada DIN 02247771) through its current distributors to existing customers. Up to June 30, 2007, there have been sales of approximately $50,000 of this product. No further testing or registrations are planned.

4. <u>T^{3}6$^®$ Personal Disinfectant, T^{3}6$^®$ Disinfectant Wipes and "Ready to Use" Disinfectant Cleaner Wipes</u>: These products have been designed for use by general public for cleaning and disinfecting their hands or hard surfaces. Development has been completed and both products are registered with Health Canada (DIN's 02231344 and 02272989, respectively). No further testing or registrations are planned and no final product has been manufactured or marketed up to June 2007. It is not known when manufacturing will be started or when revenues will be realized from these products. Delays may cause reductions in anticipated revenue generation.

5. <u>Anti-viral Soap</u>: The Company has developed an anti-viral, anti-bacterial soap. As at June 2007, no application has been filed for a Health Canada DIN and no product release date has been set. Testing for FDA approval to market in the U.S. is estimated to cost approximately $400,000. Completion of product registration and initiation of marketing activities is dependent on financing, with completion of these tasks anticipated within 3 years after financing. However, this delay could allow competition to penetrate this market, which could reduce the revenue potential for this product.

6. <u>Microbicide Gel</u>: This product has been formulated and now requires testing for efficacy and toxicity. It was developed as a personal lubricant to prevent the transmission of sexually transmitted infections ("STI's"). The testing required to attain FDA approval of this product would be beyond the financial capabilities of the Company. Therefore, the Company intends to identify a licensee or joint venture partner working in the area of STI prevention that can undertake the testing and market development. It is no known how much time it would take to complete the required testing for STI prevention, what costs would be involved or even if there are companies that would be interested in conducting this testing. Delays may allow competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

7.   <u>Topical infection treatment</u>: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company's $T^36^{®}$ formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete's foot and toenail infections. This application of the $T^36^{®}$ formulation must be tested against such conditions according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

8.   <u>Hand hygiene products</u>: The Company is planning on providing the $T^36^{®}$ formulation in spray form and in gel form for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. These applications of the $T^36^{®}$ formulation must be tested for their ability to kill microorganisms on the skin of humans according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time. It is not known how much time it would take to complete the required testing for the hand hygiene products, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

9.   <u>Skin antiseptic and first-aid ointment</u>: The Company is planning on providing the $T^36^{®}$ formulation in liquid form with a biological dye in a suitable delivery system for use as pre-operative and pre-injection antiseptic in hospitals and clinics and in gel and spray form, without biological dye, as a first-aid ointment for use on cuts and scrapes to prevent infections. These applications of the $T^36^{®}$ formulations must be tested for their ability to kill microorganisms on the skin of humans and in cuts and scrapes according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

10.   <u>Vulvovaginal infections ("VVI's")</u>: The Company is planning on providing the $T^36^{®}$ formulation in a form suitable for the treatment of all vulvovaginal infections including fungi, bacteria and, possibly, parasites and combinations of all fungal and bacterial infections. This application of the $T^36^{®}$ formulation must be tested for its ability to resolve VVI's according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

The Company does not keep separate records of the cost of the development and registration for each product for a number of reasons. First, much of the development had already been done on the products before the Company acquired the assets of API in November, 2003 and API did not keep such records. Second, the Company's expenditures after completing the acquisition of the assets of API have mostly involved registration, intellectual property protection and some testing. These expenses are recorded in separate categories from research and development in the financial statements. Third, the level of expenditures by the Company would be relatively small if they were allocated to individual products and would not be considered to be material if expenditures on each product were considered on their own. Finally, the cost of accounting for such a variety of expenditures on such a number of products is not considered to be financially justified.

Limited information has been provided on the estimated time of completion for individual products and for the estimated time of material net cash inflows for a number of reasons. Testing in the US for applications to the FDA or the EPA, in Canada for Health Canada and in Europe for the European Medicines Agency, is dependent on financing to support these tasks. The timing of financing and even the availability of financing is uncertain, which mean that completion dates and the time required to achieve material net cash flows are also uncertain. Even when the financing is available to complete testing and prepare the required submissions to the regulatory bodies, the time taken by the regulatory agencies to review the submissions is unpredictable. Further, the regulatory agencies may identify deficiencies in the submission and request more documentation or possibly even more testing before providing an approval for a product, if such approval is granted at all. Since the timing to secure product registration and market approval is uncertain and delays can lead to the entrenchment of competitors and make the penetration of markets more difficult, even more uncertainty is added to the estimates of time required to time to arrive at material net cash flows. For these reasons, the Company believes that it is more prudent to not project the times or costs of market approval for individual products.

<u>Plan of Operations</u>

<u>Source of Funds for Fiscal 2008 and for Fiscal 2009</u>

The Company's primary source of funds since incorporation has been and continues to be through the issuance of common shares since sales revenues are not yet rising.

As of June 30, 2007, the Company had a deficit of $2,603,791.

Use of Funds for Fiscal 2008/2009

For the 18 months ending December 31, 2008 the Company estimates that it will require the following to fund planned operations:

General Office and Administrative Expenses:	$ 700,000
New Products Research and Development:	$ 100,000
US securities fees and expenses (related to Form 20F filing):	$ 30,000
Sales and Marketing:	$ 235,000
Patenting activities:	$ 30,000
Regulatory activities (1):	$ 150,000
New Product Sample Inventory / Production (2):	$ 20,000
Total:	$1,265,000
Less Anticipated Revenue:	$ 300,000
Additional Funds required:	$ 965,000
Working Capital (as of June 30, 2007):	$ 627,730
TOTAL ADDITIONAL FUNDS REQUIRED:	$ 337,270

(1) Regulatory Activities refers to performance of toxicology, efficacy and other studies required to secure FDA, EPA and other regulatory approvals so that the Company can sell in markets outside of Canada and also refer to securing Health Canada Drug Identification Numbers for Canadian approvals for the Company's new products.
(2) New Product Sample Inventory / Production refers to the costs of producing samples for market and consumer testing of those products the Company is developing.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either its facilities or personnel, including number of employees, in Fiscal 2008. As distribution and sales are done on a wholesale price basis, sales revenue changes do not result in changes in the number of personnel or the Company's facilities.

As production is being performed on a contract basis with Norwood Packaging Ltd. (see Exhibit 4.B.) changes in product sales do not result in changes to the Company's facilities or personnel.

United States vs. Foreign Sales/Assets

All of the Company's assets are located in Canada.

All of the Company's sales to date have been in Canada.

Material Effects of Government Regulations

At this time, our sales are primarily in Canada and, as a result, government regulations in Canada affect the Company most significantly. However, the Company hopes to commence sales in the United States, China, Europe and other jurisdictions in the future and, as a result, we have summarized the government regulations in these markets that may affect the Company in the future. The Company's products and future planned products can be categorized either as disinfectant products or therapeutic products, depending on the intended use. A summary is provided on the government regulations for both of these product categories.

1. **Canada:** In order to market and sell a disinfectant, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products. A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The TPD generally takes 7-12 months for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

   $T^36^®$ Disinfectant has received approval from Health Canada as a disinfectant, disinfectant cleaner, sanitizer and deodorizer. The DIN for T36 Disinfectant is 02231344, which permits its sale in Canada for these applications. $T^36^®$ Disinfectant has also been approved in Canada by the Canadian Food Inspection Agency for use in "Registered Establishments", which include meat processing plants, restaurants, breweries, wineries and other commercial food processing establishments.

   Production facilities that manufacture an approved product must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by a division of Health Canada. Norwood Packaging Ltd. ("Norwood"), which produces the Company's products under contract (see Exhibit 4.B.), has an Establishment License. The Company's agreement with Norwood, dated September 29, 2005, requires Norwood to manufacture and store $T^36^®$ Disinfectant for the Company in exchange for a percentage of sales made by the Company. The percentage paid to Norwood varies with the size of the order and for certain customers. Norwood also has a Right of First Refusal to manufacture other products for the Company under similar terms. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement, any form of insolvency on the part of Norwood or the Company, or 90 days written notice by either party. There is no specified expiry date for this agreement.

2. **United States:** In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use. Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. Any products with therapeutic claims or intended for use on humans are regulated by the FDA. It is illegal to market and sell therapeutic products in the United States without an FDA or EPA registration. At some point in the future, the Company intends to undertake the processes in the United States to obtain FDA or EPA registration numbers.

   In the United States, $T^36^®$ Disinfectant must be registered with the Environmental Protection Agency ("EPA") as a disinfectant, disinfectant cleaner, sanitizer and deodorizer. The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see Exhibit 4.A. for details of the Company's contract with Phigenics). Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:

   (a) Assist the Company with the registration of $T^36^®$ Disinfectant with the US Environmental Protection Agency ("EPA"),
   (b) Work with the Company to develop new formulations of $T^36^®$ Disinfectant, and
   (c) Develop sales and distribution channels in the US,

   For these services, the Company will provide up to US$32,000 for EPA product registration fees, provide Phigenics with a royalty on Net Sales (gross sales less refunds and returns) of $T^36^®$ Disinfectant in the US starting 90 days after the Registration is achieved. The royalties will be 7% for the first year until 150% of Phigenic's contribution in kind has been repaid and then 5% for the remainder of the first year, 5% for the second year, 4% for the third year, 3% for the fourth year, 2% for the fifth year and 1% for the sixth and seventh years. In addition, Phigenics will receive a finder's fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.

   The agreement with Phigenics contains neither a term nor termination provisions. The Company cannot say when, or even if, the proposed submissions to the EPA and the FDA will be completed. The Company cannot predict the timing of FDA or EPA approval, if such approval can be obtained.

FDA product registrations require the following tests for each therapeutic product: Time kill Evaluation, MIC (Minimum Inhibitory Concentration) Evaluation, Pilot Clinical Evaluation, Full Pre-op clinical Evaluation, Pharmacokinetics study, Insult Patch test, 21-day Cumulative Irritation, *In-vitro* screening, Ocular irritation and *In-vitro* dermal irritation. These tests would typically require 12-18 months to complete and must be conducted by FDA certified labs. The FDA review and approval of this data can take up to 24 months. Once approved, then human clinical trials (if required) would need to be completed. These trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase:

> Phase I Clinical Trials: This is the first stage of testing of a new therapeutic in human subjects, normally with a small group (20-60) of healthy volunteers. The objective is to assess the safety and tolerability of the product as a therapeutic, as well as to determine the effects of various doses of the product. For externally administered agents, the testing is simpler than for injected or internally administered agents. However, Phase 1 trials can require up to 2 years to complete, including analysis of the collected data, preparation of the Phase I report for submission to the FDA and the time until a response is received. If these results of Phase I are accepted by the FDA, then the clinical trial can proceed to Phase II.

> Phase II Clinical Trials: This second phase tests the therapeutic on a larger group and evaluates both the required dose (i.e. different quantities of the therapeutic) and efficacy (i.e. how well the therapeutic works for the specified indication). Phase II trials can take up to 3 years. However, some trials can combine Phase I and Phase II, which can reduce the total time required.

> Phase III Clinical Trials: This third phase of clinical trial depends on the indications for which the therapeutic is being tested. For most agents Phase III trials are a randomized, controlled, multi-center trial with large patient groups (often more than 300), with the objective of confirming that the therapeutic is as effective or more effective than the current "gold standard" for the same application. Phase III trials can take up to 5 years or more to complete. If the results of the Phase III trial are approved by the FDA, then product is approved for marketing for the specific indications that were tested.

The three phases of clinical trials can require as long as 5-10 years to complete even for topical products. The total time required is dependant on the nature of the therapeutic, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the FDA. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application. The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials,

3. **China:** In the People's Republic of China ("China"), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control ("CDC"). The CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. Upon completion of successful testing at the CDC, products can be registered for sale within China.

In May 25, 2007, the Agreement with Fuzhou Xinmei Biotech Co. Ltd. ("Fuzhou"), which allowed manufacturing and marketing in Fujian province in China, was transferred to He-Yi She Ye Limited ("He-Yi") and expanded to cover marketing in all of China. On August 31, 2006, He-Yi received its certificate of approval from the Fujian Centre of Disease Control for $T^36^®$ Disinfectant after passing all of the required tests. This certificate allowed He-Yi to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture $T^36^®$ Disinfectant for sale in China and for export. The registration of $T^36^®$ Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. Approval for the manufacturing of $T^36^®$

Disinfectant was obtained from the Ministry of Health in The People's Republic of China. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109) was granted to
He-Yi for a period of four years from April 19, 2007 to April 18, 2011 and is renewable by filing an application for renewal 6 months before the expiry date.

The agreement with He-Yi provides that ALDA will provide He-Yi with all information that ALDA has at its disposal to assist with the registration of ALDA's products in China, He-Yi will be responsible for procuring all necessary government approvals for ALDA'S products within 6 months from the time all technical data to support the application is provided by ALDA, quarterly reports on the progress of the approvals will be provided to ALDA by He-Yi, an extension may be requested by He-Yi to procure all necessary government approvals and may not be unreasonably refused by ALDA for recurring periods of 3 months if:

He-Yi is employing its best efforts in obtaining the registration of the ALDA products in China and is providing quarterly reports as required or more time is required by ALDA Pharmaceuticals Corp. to obtain information required by He-Yi,

ALDA Pharmaceuticals Corp. will provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility suitable for the manufacturing of ALDA's products,

He-Yi will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to He-Yi employing its best efforts to obtain the space, materials and equipment specified by ALDA and He-Yi will have the right to distribute ALDA's products in China subject to ALDA's approval of each distributorship.

The Agreement is effective until April 18, 2011 ("the Initial Term"). Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, ("the Renewals") provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People's Republic of China and expires on April 18, 2011. Any Renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate.

For the first 3 years after production is started by He-Yi and within 6 months after production is started by He-Yi, ALDA and He-Yi will establish minimum sales levels and, thereafter, after each new distributorship is established.

He-Yi will pay ALDA a royalty, based on the gross revenues received by He-Yi for all of ALDA's products sold in China as follows:

- 5% during the first and second year after production is started by He-Yi,
- 8% during the third year,
- 6% after a doubling of sales over the sales achieved in the second year has occurred.
- He-Yi will pay ALDA a 10% royalty based on the gross revenues received by He-Yi for all of ALDA's products sold by He-Yi outside of China.
- All royalties will be paid monthly within 30 days after each month end.

ALDA, at ALDA's discretion, will have the right to buy product from He-Yi.

At the request of ALDA and with the authorization of ALDA, He-Yi agrees to direct ship ALDA's products for ALDA, at ALDA's expense, to anywhere in the world.

The Company cannot guarantee that He-Yi will be able to construct a manufacturing facility, that products manufactured by He-Yi will pass the quality control standards established by the Company or the Chinese government, that He-Yi will be able to obtain approvals to market the Company's products in other provinces of China or that He-Yi will be able to sell any of the Company's products at all in China or elsewhere.

4. **Malaysia and Other Regions of Asia**: The Company has a 5 year licensing and distribution agreement with Linns Corporation Sdn Bhd ("Linns") (see Exhibit 4.F.) with an effective date of August 1, 2004. "The Territory" is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, subject to Linns submitting the required applications required for regulatory approval of T^{3}6$^®$ Disinfectant in each part of the Territory.

Registration of T^{3}6$^®$ Disinfectant in Malaysia is being left to the discretion of the Linns because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. On the Company's behalf, Linns submitted its T^{3}6$^®$ Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T^{3}6$^®$ Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer in Malaysia. However, because the T^{3}6$^®$ Disinfectant could be flammable, the Company needs approval from Malaysia's Department of Fire & Rescue before T^{3}6$^®$ Disinfectant can be stored at Linn's warehouse. This approval has not yet been obtained.

Linns is obliged to meet minimum sales levels that are mutually agreed upon by Linns and the Company and to purchase T^{3}6$^®$ Disinfectant from the Company. Linns has a Right of First Refusal to manufacture T^{3}6$^®$ Disinfectant for the Territory. If Linns meets the minimum sales obligations, the agreement is renewable for an additional 5 years. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Linns or the Company.

Seasonality

The only seasonality observed with respect to T^{3}6$^®$ Disinfectant marketing is that sales slow down in the summer and during the Christmas period due to a general business slowdown as a result of customers being on holidays.

Dependency upon Patents/Licenses/Contracts/Processes

If the Company is able to further commercialize and increase sales of its T^{3}6$^®$ products, the Company may be dependent on patent and trademark protection to protect future potential revenues and growth.

Patents

The Patent Cooperation Treaty (PCT) is an international patent law treaty established in 1970. It provides a unified procedure for filing patent applications to protect inventions in each of its Contracting States, which includes each jurisdiction specified below. A patent application filed under the PCT is called an "international application" or "PCT application". A single filing of an international application is made with a Receiving Office (RO) in one language. It then results in a search being performed by an International Searching Authority (ISA), accompanied with a written opinion regarding the patentability of the invention which is the subject of the application. Optionally, this is followed by a preliminary examination, performed by an International Preliminary Examining Authority (IPEA). The PCT does not lead to the grant of an "international patent", which does not exist, but rather, national patent examinations that are handled by each relevant national or regional authority. For example, in Canada, the US, China, Australia and Singapore, there are national patent offices whereas, in Europe, the European Patent Office handles the national phase for its member states.

API filed patent application #PCT/CA2002/001284, "A wide spectrum disinfectant", on August 20, 2002. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events is presented below.

Canada: On February 18, 2005 the Canadian Intellectual Property Office received the PCT patent application and assigned it Patent Application Number 2,495,938.

European Union: On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office ("EPO") and assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application's existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information to support the claims that were made in the application.

China: On June 25, 2005 the Company was notified that the PCT application was accepted for national examination by the Patent Office of the People's Republic or China ("Chinese Patent Office") and assigned Patent Application Number 02829642.7. On August 11, 2005, the Chinese Patent Office accepted a Request for Substantive Examination from the Company. The application was published in the Chinese Patent Gazette on October 19, 2005, under Publication No. CN1684711A and entered into Substantive Examination. On February 5, 2006, the Company filed a Voluntary Amendment to the original patent application to correct certain minor errors in the original application. On June 2, 2006, the Chinese Patent Office provided an Office Action which requested certain additional amendments to the patent application. On December 18, 2006, the Company filed its response to the Office Action. The Company was notified by the Chinese Patent Office that the Chinese patent had been allowed, effective June 8, 2007.

United States: On February 18, 2005, the US Patent and Trademark Office ("USPTO") received the PCT patent application and assigned it Patent Application Number 10/525,110. The patent application was published by the USPTO on December 22, 2005, under Publication Number US 2005/0282727. On July 27, 2006, the Company received that first Office Action from the USPTO which required clarification or modification of certain claims made in the patent application. The Company was required to respond to the Office Action by October 27, 2006 and did so on October 26, 2006 with amendments to the claims that required clarification or modification. On February 7, 2007 the USPTO provided the Company with a Notice of Allowance for the US patent with all claims made by the Company accepted by the USPTO. A Notice of Allowance is not a grant of a patent and is subject to withdrawal by the USPTO or on petition by the Company. The Company then filed certain minor, voluntary amendments to the patent application and a second Notice of Allowance, dated June 8, 2007 was provided by the USPTO.

Singapore: On February 18, 2005, the Singapore Patent Office accepted the PCT patent application and assigned it Patent Application Number 200500987-3.

Australia: On March 15, 2005 the PCT application was accepted for national examination by the Australian patent office on March 15, 2005 and assigned with Patent Application Number 2002322916. On October 24, 2006, the Australian patent office provided the Company with a Direction to Request Examination. Under Australian Patent law, such examination must be requested within five years of the filing date or within six months of receiving a direction from the Australian Patent Office, whichever is sooner.

The subject matter of all of these pending patents is the composition of $T^3 6^{®}$ Disinfectant which contains five active ingredients, four of which are in relatively low concentrations that act synergistically to disrupt the physical structure of all types of micro-organisms. The pending patents also provide for the method of manufacturing $T^3 6^{®}$ Disinfectant.

As of June 30, 2007 none of these patents has yet been finally granted. The Company cannot estimate when, if at all, the patents will be granted.

Trademarks:

The Company successfully trademarked "T36" in Canada on April 22, 2004 and in the United States on November 2, 2004. The trademark in the United States is a Principal Register mark. The Principal Register of the US Patent and Trademark Office ("USPTO") conveys the important substantive rights that most people associate with federal registration and, as a result, it is the preferred method of federal trademark protection. Probably the most important benefit of placing a mark on the Principal Register is that anybody who later initiates use of the same or a confusingly similar trademark may be presumed by the courts to be a "willful infringer" and therefore liable for damages.

The Company also successfully trademarked the Company's logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark.

Impairment of intellectual property

The Company purchased, at an estimated cost of $540,000, substantially all of the assets and undertakings of API, principally comprised of certain intellectual property rights of API related to T36 Disinfectant developed by API including certain drug identification numbers, trademark and patent applications, inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, and certain contracts. In the financial statements, the intangible assets balance represents the carrying amount for the intellectual property and these assets were determined to have an indefinite life.

An impairment loss of $179,000 was charged against earnings for fiscal 2004 and an impairment loss of $245,000 was charged against earnings for fiscal 2005. This impairment loss was considered necessary due to sales of the $T^3 6^{®}$ Disinfectant being lower than the $540,000 valuation could support and also because the Company's progress towards securing legal protections for its proprietary product and development of a market for its product were significantly slower than had been anticipated at the time of the purchase of the business assets. At June 30, 2005, the carrying cost of the intangible assets was written down to the estimated net recoverable amount of $116,000.

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost (Note 9)	$540,000
Impairment loss in 2004	(179,000)
Balance at June 30, 2004	361,000
Impairment loss in 2005	(245,000)
Balance at June 30, 2005	116,000
Balance at June 30, 2006	$116,000

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite of 20 years. The impact of this change in estimate was to increase amortization by $5,800 for the year ended June 30, 2007.

Opening balance as at July 1, 2006	$116,000
Accumulated amortization	(5,800)
Balance as at June 30, 2007	$110,200

Sources/Availability of Raw Materials and Production

$T^36^{®}$ is comprised of ethanol, o-phenyl phenol, benzalkonium chloride and other ingredients, including lemon fragrance and water. All of these chemical raw materials are commonly produced in industrialized countries by a number of manufacturers and are generally considered safe to transport. However, they have a low value to weight ratio which means it is likely cheaper to source raw materials from local producers than shipping raw materials from other markets. As a result, the Company does not believe that it is vulnerable to raw materials shortages or to loss of access to supply from any one producer.

The Company has entered into a production contract with Norwood Packaging Ltd. (see Exhibit 4.B.) and anticipates entering into production contracts for each area in which the Company would market and sell the $T^36^{®}$ Disinfectant or other products.

The Company does not have production facilities or anticipate leasing, building or acquiring production facilities.

Principal markets and Potential Product Markets

At this time, the Company's sales have principally been to:

1.   "First Responder" organizations, including ambulance, fire fighters and police forces in Canada;
2.   Dental clinics; and
3.   Beauty and hair care salons and spas.

 There are no reliable market estimates of the size of the disinfectant or disinfectant cleaner market in these segments.

The Company hopes to expand its product sales to hospital and related consumers in the future. In addition, the Company hopes to expand its product sales to the United States and China. However, as detailed in Item 4B Material Effects of Government Regulation, the Company's products must first receive regulatory approval in any new sales jurisdiction and obtaining this approval can be costly and time consuming.

There is no available estimate of the size of the Canadian market for disinfectant products or products similar to those of the Company. Also, no estimates are available for the US or overseas markets.

"Disinfectant Products" are a very broad category of products and, where estimates are available of market size, the data appears to include many products dissimilar to those of the Company and often includes consumer products (e.g. widely marketed consumer brand name hand soaps). As well, particularly in the market niches where the Company's sales have been to date (as described above), there are a number of private company producers of disinfectant products whose sales figures are not publicly available. No industry trade organization exists which could provide estimates of disinfectant sales, in product categories, for Canada or the United States.

Marketing, Distribution and Sales Channels

The Company does not directly market its products to end consumers. The Company's marketing, distribution and sales model is to market its products to wholesalers of similar products who then market the products to end consumers.

The wholesale industry for disinfectants, cleaners, cleaning and hospital supplies and similar consumer products is fragmented into a large number of wholesalers. As a result, no competitor of the Company exercises significant control over distribution. However, the Company must convince each new wholesaler that it targets both to carry its products, often in place of other existing products, and also to make the Company's products available to the wholesaler's customers.

The Company's products and name are not immediately recognizable to end consumers and, as a result, wholesalers have to make some additional effort to generate sales, as compared to the effort associated with a product familiar to end consumers. This difficulty, which all new companies face in marketing their products, is probably the greatest challenge for the Company (i.e. how to get end consumers to recognize and request its products from wholesalers), given the Company's limited budget for incentives or advertising.

The Company markets it products to wholesalers through one inside sales and marketing representative, trade shows, lectures to end users and product promotional materials and flyers.

The current key accounts are:

1. <u>Esthetics Plus, Inc</u>.: A distributor to the beauty market with a contract that renews on an annual basis. Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,

2. <u>Sinclair Dental Limited</u>: A distributor to the dental market and customer of API and the Company for 7 years.

3. <u>Product Distribution Centre</u>: A Crown Corporation of the Province of British Columbia, Canada and a distributor to the first responder market. ???This has a contract with the Company that ends in July, 2007. It is not known if the contract will be renewed..

4. <u>The Stevens Company Limited</u>: A distributor to the scientific and medical markets and a customer of API and the Company for 7 years.

5. <u>VWR International</u>: A distributor to the laboratory market and a customer of API.

The Company currently sells its $T^36^{®}$ Disinfectant through these distributors and is also planning on introducing its new products, such as the $T^36^{®}$ "Ready to Use" Disinfectant Cleaner, $T^36^{®}$ Disinfectant Cleaner CONCENTRATE and the corresponding wipes, through these distributors. The current sales and plans to introduce the new products through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company's revenues until new distributors could be found. It is possible that new distributors might not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs, even if the sales levels could be regained.

4.C. Organization structure

The Company is not part of a group and has only one wholly owned subsidiary, Sirona Therapeutics Corp. ("Sirona"), formerly the ALDA Institute for Preventative Health Care Inc., a Company incorporated in British Columbia.

On January 12, 2005 the Company entered into a license agreement Sirona. Under this agreement, the Company can choose to transfer the rights to certain therapeutic applications of its T^{3}6$^®$ Disinfectant to Sirona if financing is directed into Sirona rather then into the Company. The Company will retain ownership of the technologies if Sirona undertakes any financing and completes the patenting and registration of any therapeutic products developed and based on the T^{3}6$^®$ Disinfectant. At the present time, Sirona is an inactive company, but is in a position to become active if Sirona secures investment funding in the future. If such an investment is not made directly into Sirona, it will remain inactive or may undertake unrelated business activities.

4.D. Property, Plant and Equipment

The Company has executive offices at 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 which consist of 1,975 square feet. The Company leases its offices on a month-by-month basis at CDN$ 2,401.98 per month (see Exhibit 4.D. for original lease agreement).

The Company contracts out its manufacturing and has no present intention of leasing or acquiring manufacturing facilities (see Exhibit 4.B. for production contract with Norwood Packaging Ltd.).

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5.A. Operating Results of The Company

Overview

Over the course of the Company's operating history, the Company has successfully secured the required government and regulatory approvals to market and sell its T^{3}6$^®$ Disinfectant products in Canada. This has resulted in sales as described in Results of Operations below and, to date, all of the Company's sales have been in Canada.

Canada, however, while it is a developed industrial economy, is not a particularly large market relative to economies such as the United States or China. To achieve profitability and increase sales substantially, the Company must first secure government and regulatory approval of its products in markets outside of Canada or secure registrations for additional products within Canada

Although sales in Canada have grown over the Company's operating history, the Company has not yet secured the required government and regulatory approvals for the sales of its products outside of Canada. Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality. The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

Results of Operations

The Company has been actively marketing its T^{3}6$^®$ Disinfectant product since the acquisition of API was completed.

The Company's sales, over the last three financial years, have been$239,271 in the year ended in June, 2005, $223,586 in the year ended June 30, 2006 and $256,243 in the year ended June 30, 2007. The unit cost of sales has stabilized as a percentage of sales in the years ended June, 2006 and 2007.

However, the Company is still operating overall with a significant loss from operations. This reflects, to a great extent, the costs associated with trying to register its products for sale in jurisdictions other than Canada and ongoing administrative, management and intellectual property protection costs.

To generate a net profit, the Company believes that it must register its products for sale in another major market, such as the United States or China or both, to achieve sales economies or achieve significant sales of its newer products such as the hand sanitizer and disinfectant cleaners.

Sales

For the year ended June 30, 2007, sales were $256,342 compared to $223,586 for the year ended on June 30, 2006, and $239,271 for the year ended on June 30, 2005. Sales were generated in 2005, 2006 and 2007 from the Company's surface disinfectant, $T^36^{®}$ Disinfectant, through its distributors to the first responders, dental and beauty markets. In 2006, the Company introduced the $T^36^{®}$ Hand Sanitizer, which is also being sold through the same distributors.

Some seasonality is observed with sales slowing down in the summer and over the Christmas period. No other factors seem to significantly affect sales on a quarterly basis. No new competitors have appeared in the market nor have any withdrawn from the market. Company Average Monthly Sales for the year ended June 30, 2007 were $ 21,353 compared to $19,939 per month for the year ended June 30, 2006. The 7% increase in sales per month over 2007 compared to 2006 was due to the addition of a Hand Sanitizer to the product line.

Cost of Sales

The cost of sales for the year ended June 30, 2007 was $165,920 compared to $142,379 for the year ended on June 30, 2006, and $150,075 for the year ended on June 30, 2005. Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges.

Gross Profit (Loss)

In 2007, a gross profit of $90,323 was retained, which was in line with the gross profit of $81,207 in 2006 and $89,196 in 2005.

Advertising and Promotion

Advertising and promotion costs for the year ended June 30, 2007 were $12,766 compared to $12,169 and $27,685 for the year ended June 30, 2006 and2005, respectively. Costs in this category were reduced significantly as the Company did not allocate as much advertising as in the 2005fiscal years. The Company has put new efforts into attracting new customers by providing lectures, sending samples of $T^36^{®}$ Disinfectant and literature to potential new customers and distributors.

Amortization

In 2007, patent costs incurred during the year were capitalized with an amortization period of 20 years resulting in $2,131 in amortization expense being recognized. In addition, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite life of 20 years; as a result of such change, amortization of $5,800 was recognized in the statements of operations and deficit. Amortization of $8,217 for the year ended June, 2005, $8,281 for the year ended June, 2006 and $8,350 for the year ended June, 2007 were being recognized.

Conferences

Expenses for conferences were $12,035 for the year ended June, 2005, $666 for the year ended June, 2006 and $20 for the year ended June, 2007. These expenses were based on the need to attend trade shows for purposes of marketing the Company's products.

Consulting & Management Services Fees

Consulting fees for the year ended June 30, 2007 were $308,600 as compared to $183,218, and $210,561 for the year ended June 30, 2006, and 2005respectively. The consulting fees primarily represent remuneration for management services provided to the Company by management services companies controlled by the Company's President, Terrance Owen; its CFO and Peter Chen. The consulting fees were much higher for the fiscal year ended June 30, 2007 because of $82,000 stock-based compensation expenses being recognized in this category.

Filing Fees

Filing fees were $21,544 for the year ended June, 2005, $22,834 for the year ended June, 2006 and $24,570 for the year ended June, 2007 due to the need for the Company to pay the regulatory bodies for such matters as the completion of private placements, the issuance of options, the filing of financial documents and the payment of annual listing fees.

Investor Relations

Investor relations costs were $90,779 for the year ended June, 2005, $52,808 for the year ended June 2006, and $65,039 for the year ended June 2007. Expenses were higher for the year ended June, 2006 compared to the year ended June, 2005because the Company retained Rhone Alternative Marketing Partners ("RAMP") to raise funds in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA's $T^3 6^{®}$ technology.

Legal and Accounting

Legal and accounting was $57,833 for the year ended June, 2005, $63,178 for the year ended June 30, 2006 and $53,697 for the year ended June 30, 2007. Accounting fees consist primarily of the cost of the year-end audits and for reviewing the quarterly statements. As announced in a news release issued by the Company on September 13, 2007, Berris Mangan resigned as the Company's external auditor due to a decision by Berris Mangan to focus its practice on TSX-listed companies with Canadian reporting responsibilities. The Company appointed HLB Cinnamon Jang Willoughby, Charted Accountant ("CJW") to conduct the year-end audit. Legal fees included costs for preparing materials for the AGM, closing of a private placement by way of an Offering Memorandum, preparing the agreement between the Company and JohnsonDiversey, Inc. that settled the trademark dispute as announced in a press release dated May 30, 2005 and continuing legal action seeking damages from a competitor as announced in a news release issued by the Company on June 30, 2004. In the 2004 fiscal year, legal costs were incurred for closing the Qualifying Transaction, the Financing associated with the Qualifying Transaction, required regulatory filings and litigation involving a competitor as announced in new releases issued by the Company on May 14, 2004 and June 30, 2005.

Office and Miscellaneous

Office and Miscellaneous expenses were $30,426 for the year ended June, 2005, $25,450 for the year ended June, 2006 and $24,008 for the year ended June, 2007 due to the need for the Company to undertake sales of its acquired product and to maintain its administrative functions for day-to-day operations.

Product Development and Product Registration

Costs in these two categories are combined for purposes of this discussion. Costs in this category were $54,293 for the year ended June, 2005 and $18,377 for June 30, 2006. In 2007, total costs incurred in this category were $42,617 and capitalized under patent application and development costs. Patent costs incurred during the year were capitalized with an amortization period of 20 years rather than expensed. A new category has been added to the Balance Sheet to reflect this change in accounting practices. Costs in this category include the fees paid to the regulatory consultants in Canada and the US to pursue the registration of the Company's products in the United Kingdom and the United States. Costs spent on laboratory testing and intellectual property protection are also included in this category. Product registration refers to the registration of the Company's products with Health Canada and to the patenting activities undertaken by the Company.

Rent

Rent was $25,265 for the year ended June, 2005, $30,912 for the year ended June, 2006 and $28,371 for the year ended June, 2007.

Travel

Travel expenses were, $4,512 for the year ended June, 2005, $3,252 for the year ended June, 2006 and $10,259 for the year ended June, 2007 due to the need for the Company to attend conferences to achieve sales of its products.

Wages and Benefits

Wages and benefits were $97,389 for the year ended June, 2005, $75,903 for the year ended June, 2006 and $116,633 for the year ended June, 2007. Costs in this category include the wages paid for accounting and administrative assistance. Expenses were higher for the year ended June, 2007 because of the stock-based compensation expense of $62,500.

Loss from Operations

The loss from operations was $562,090 as compared to $380,026 for the year end June 30, 2006, and $553,028 for the year ended June 30, 2005. The losses were due, in large part, not due to a loss on sales (see Gross Profit (Loss) above) but to the many costs incurred to establish a basis for further growth of the Company, such as costs associated with patenting the Company's products, costs associated with attempting to secure US and foreign regulatory approval of the Company's products and producing prototypes of products (such as disinfectant wipes, which contain the Company's T^{3}6$^®$ Disinfectant or similar active ingredients). The loss for the year ended June 2007 was higher than June, 2007 because of the non-cash stock-based compensation expense of $148,100.

Other Income (Loss)

Under this category, the impairment loss on intangible assets and the loss on legal settlement have been described elsewhere.

5.B. Liquidity and capital resources

The Company had working capital of approximately $627,730 as of June 30, 2007. As described in ITEM 4.B. Plan of Operations, the Company believes that it requires $337,270 in additional working capital to complete its planned business activities over the 18 month period ending with the end of its Fiscal 2008 on December 31, 2008. It is the intention of management to undertake private placements as needed to secure sufficient working capital to maintain its operational and development plans. For example, the Company closed a brokered private placement of 8,000,000 Units of the Company at a price per share of $0.10 for gross proceeds of $800,000 as announced on June 7, 2007. Management will undertake further such private placements as required.

While the Company has (as described above in Results of Operations) experienced sales revenues growth, these revenues are not sufficient, at this time, to enable the Company to expand its activities in seeking regulatory approval in markets outside of Canada or to enable it to develop and market new products.
If it is unable to secure additional equity financing, the Company may not be able to continue as an operating business. The Company is operating at a loss and its sales revenues do not currently cover even its general and administrative expenses.

Critical Accounting Policies

Please refer to the Notes to the audited financial statements

Recent Accounting Pronouncements

1. Stock-based compensation

    Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001.

    Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 8(d).

    During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

2. Impairment of long-lived assets

    Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of long-lived assets. The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

5.C. Research and development, patents and licenses etc.

The Company expects to spend approximately $100,000 on research and development of its products in Fiscal 2008 in total. Some of these funds will, it is anticipated, by expended in preparing submissions to the FDA and the EPA under the Phigenics, LLC contract (see Exhibit 4.A.) which provides that Phigenics will seek FDA and EPA approval of the Company's products.

Because it is impossible to predict if the EPA or FDA will request further studies or reviews of the Company's products, or what cost such studies or reviews would incur, it is not possible to say if this budget will suffice to allow Phigenics to complete submissions on the Company's behalf.

The Company does not presently have the working capital to fund its Research and Development expenditures described above and will need to undertake further financings to secure the funds required..

5.D. Trend information

There are no markets or other trends, other than as disclosed below, which the Company believes materially affect its business prospects.

The Company's existing customers and the general public are becoming more aware of disinfectant products. The continuing spread of antibiotic resistant bacteria is contributing to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces.

This has resulted in growth in the market for disinfectant products, in particular consumer products which provide antibacterial soaps and lotions. No reliable quantification of the growth these product sales have experienced is available and no growth or future growth can be reliably predicted.

The Company believes that the demand for its $T^36^{®}$ Disinfectant product, or at least for similar products, will increase.

5.E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The Company does not have any long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on the Company's balance sheet.

5.G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, "Information on the Company" and ITEM #5. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that the Company may furnish from time to time to the Securities and Exchange Commission. The Company undertakes no obligation to update publicly or revise any forward-looking statements because of new information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth certain information as of June 30, 2007 about the Company's current directors and senior management.   There have been no subsequent changes to the Company's current directors and senior management:

			Other Reporting Companies in Canada or the United States	
Table No. 6: Directors and Senior Management:				
Name	**Age**	**Position**	**Company**	**Position**
Terrance Owen	61	President, CEO and Director	Bi-optic Ventures Inc.	Secretary and Director
Peter Chen	45	Secretary, CFO and Director	None	n/a
Eugene Hodgson	51	Director	Grandfield Pacific Inc. Timmins Gold Corp.	Director Director
Linda Allison	60	Director	None	n/a
Ronald Zokol	58	Director	None	n/a
William McCoy	52	Director	None	n/a

○ ***Terrance Owen – President, CEO and Director:*** President & Chief Executive Officer of Duft Biotech since May 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, from December 1980 to April 2002; President of Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, from July 1995 to June 1998. Since September, 2002, Secretary of Bi-optic Ventures Inc. a company listed on the TSX-Venture Exchange and since September, 2006, a Director of Bi-Optic Ventures Inc.

○ ***Peter Chen – Secretary, CFO and Director:*** Self-employed financial consultant since 1994; financial consultant with Whitaker Consulting Ltd., an internet consultant group involved in web design and generating internet traffic to client sites, from February 2000 to August 2001; President of CME Managing Consultants Inc., a consulting firm offering financial analysis and due diligence services to the mining industry, from January 1997 to January 2000; Financial Officer of CME Consulting Ltd. from February 1994 to January 2000.

○ ***Eugene Hodgson – Director:*** Received a Bachelor of Arts degree from the University of Calgary in 1978; Director, Corporate Development, Intrawest Corporation, 1990-1996. President of E.A. Hodgson & Associates, a private management consulting firm, since 1996; Vice President Western Region of Corpfinance International Ltd., a firm that provides specialized term financing to mid-sized and large companies since December, 2006; Director of the publicly-traded companies Timmins Gold Corp. since , Grandfield Pacific Inc. since 2005; Vice President of Sea Breeze Power Inc. from 2003-2007, co-founder of the "Families for School Seismic Safety" in B.C. in 2004, Director of the Independent Power Producers of B.C. since 2006; Director of the Vancouver Board of Trade from 1995 to 1997,President of the Quadra Liberal Riding Association since 2007 and Area Commissioner, Scouts Canada-Pacific Spirit Area since 2007.

○ ***Linda Allison – Director:*** President of Snowdon & Associates Management Consultants Ltd., a management consulting company that has provided professional services to pharmaceutical, biotechnology, medical device and high technology companies, since 1984; President, CEO & a director of MDX Medical Inc., a biomedical company that develops medical imaging technologies for the improved diagnosis and treatment of cancer, from 2003 to 2004; President, CEO & a director of Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders, from August 2000 to February 2001.

- ○ ***Ron Zokol – Director:*** Dr. Zokol graduated from the Faculty of Dentistry at the University of British Columbia in 1974 and has been practicing dentistry for the last 26 years. He is the director of the Pacific Institute for Implant Dentistry and a Diplomat of the American Board of Oral Implantology, lecturing internationally in the fields of implant surgery and prosthodontics. In 1986, Dr. Zokol was elected President of the Vancouver and District Dental Society. Currently he also teaches advanced reconstructive dentistry.

- ○ ***William McCoy – Director:*** Dr. McCoy is Chief Technology Officer for Phigenics, LLC, a life sciences technology company based in Chicago, Illinois. He serves on the World Health Organization (WHO) committee. Dr. McCoy received the Intellectual Property Law Association "2001 Inventor of the Year" award and has commissioned to write a book for The International Water Association.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The senior management serves at the pleasure of the Board of Directors.

No Director and/or member of senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or member of senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or members of senior management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2007 and previous years are detailed in Table No. 7 below:

Table No. 7
Annual Compensation of Senior Management

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay-outs ($)	All Other Compen-sation ($)
Terrance G.	2007	Nil	Nil	$60,000	550,000	Nil	Nil	Nil
Owen, Chief	2006	Nil	Nil	$60,000	Nil	Nil	Nil	Nil
Executive	2005	Nil	Nil	$70,000	32,363	Nil	Nil	Nil
Officer (1)	2004	Nil	Nil	$75,000	Nil	Nil	Nil	Nil
Peter Chen,	2007	Nil	Nil	$60,000	550,000	Nil	Nil	Nil
Chief	2006	Nil	Nil	$60,000	Nil	Nil	Nil	Nil
Financial	2005	Nil	Nil	$64,000	120,000	Nil	Nil	Nil
Officer (2)	2004	Nil	Nil	$58,000	Nil	Nil	Nil	Nil

(1) Consulting/management fees ("other annual compensation" of $60,000, $60,000, $70,000 and $75,000) were paid to a management consulting company owned by Terrance Owen;

(2) Consulting/management fees ("other annual compensation of $60,000, 60,000, $64,000 and $58,000) were paid to a management consulting company owned by Peter Chen.

Table No. 8
Stock Option Grants to directors and officers in Fiscal 2006 Ended June 30, 2006 and Fiscal 2007 Ended June 30, 2007

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Terrance Owen	250,000	7.34%	$0.10	08/02/2006	08/02/2008	$5,000
	300,000	8.88%	$0.12	05/03/2007	05/03/2009	$21,000
Peter Chen	250,000	7.34%	$0.10	08/02/2006	08/02/2008	$5,000
	300,000	8.88%	$0.12	05/03/2007	05/03/2009	$21,000
Linda Allison	150,000	4.44%	$0.10	08/02/2006	08/02/2008	$3,000
	200,000	5.92%	$0.12	05/03/2007	05/03/2009	$14,000
William McCoy	50,000	1.48%	$0.10	08/02/2006	08/02/2008	$1,000
	200,000	5.92%	$0.11	04/12/2007	04/12/2009	$14,000
Eugene Hodgson	50,000	1.48%	$0.10	08/02/2006	08/02/2008	$1,000
	200,000	5.92%	$0.11	04/12/2007	04/12/2009	$14,000
Ron Zokol	150,000	4.44%	$0.10	08/02/2006	08/02/2008	$3,000
	50,000	1.48%	$0.12	05/03/2007	05/03/2009	$3,500

The following table gives certain information concerning stock option exercises during Fiscal 2007 by our Senior Management and Directors. It also gives information concerning stock option values.

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Terrance Owen	250,000	13,750	9,000
William McCoy	0	0	10,500
Peter Chen	250,000	10,675	9,000
Ron Zokol	0	0	9,000
Linda Allison	150,000	8,250	6,000
Eugene Hodgson	0	0	10,500

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2007
Fiscal Year-end Unexercised Stock Options
Fiscal Year-end Stock Option Values
Senior Management/Directors

Director Compensation: The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options: The Company may grant stock options to Directors, Senior Management and employees. 3,380,000 stock options were granted during fiscal year ended 2007 and 650,000 were exercised during Fiscal 2007. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. Table 8 excludes 350,000 share purchase options granted to non-officer and non-director employees, which were granted on August 2, 2006 and April 12, 2007 at an exercise price of $0.10 to $0.11 and have a term of 2 years from the date of grant.   In 2007, 150,000 options to acquire common shares of the Company were cancelled due to the employee's departure.

Change of Control Remuneration: The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management. It is possible that the Company may institute such plans in the future.

Other Compensation: No Senior Manager or Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Managers or Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation: Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits: No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.

 --- No Disclosure Necessary ---

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Peter Chen (the Company's CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director). The Audit Committee met four times during the year ended June 30, 2007 to discuss and approve the Company's audited and quarterly financial statements. The Audit Committee also met subsequent to the Company's last Annual General Meeting of shareholders.

6.D. Employees

As of June 30, 2007 and as of the date of filing of this Annual Report, the Company had 1 full-time sales and marketing employee, and two Officers (its President, Terrance Owen and its CFO, Peter Chen), employed full-time. The Company does not have any part-time employees.

The Company has no plans to increase its numbers of employees unless sales revenues increase and permit hirings.

6.E. Share Ownership

Table No. 10 lists, as of June 30, 2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options exercisable in 60 days
Common	Terrance Owen (2)	1,486,000	4.62%	300,000
Common	Linda Allison	25,063	0.08%	200,000
Common	Peter Chen	137,500	0.43%	300,000
Common	Eugene Hodgson	0	0.00%	250,000
Common	Ronald Zokol	205,748	0.64%	200,000
Common	William McCoy	0	0.00%	250,000
	Total Directors/Management	1,854,311	5.76%	1,500,000

(1) Based on 32,192,404 outstanding as of June 30, 2007
(2) Includes 24,000 shares owned by Patricia Genereaux, the spouse of Terrance Owen

Stock Options: The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company's Stock Option Plan is included with this document as Exhibit 4.E.)

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company. The term "service providers" means:

(a) Any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries;

(b) Any other person employed by a company or individual providing management services to the Company;

(c) Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or

(d) Any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and

(e) Any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.

For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms "insider" "Controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company's shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) Options may be exercisable for a maximum of five years from grant date;

(c) Options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) Options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) Options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) Options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) In the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance or loans to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of June 30, 07, as well as the number of options granted to them. There are outstanding stock options granted to consultants, scientific advisors and investor relations.

	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Table No. 11 Stock Options Outstanding				
Terrance Owen	300,000	$0.12	05/03/2007	05/03/2009
Peter Chen	300,000	$0.12	05/03/2007	05/03/2009
Linda Allison	200,000	$0.12	05/03/2007	05/03/2009
Eric Lam	100,000	$0.10	08/02/2006	08/02/2008
	100,000	$0.11	04/12/2007	04/12/2009
Eugene Hodgson	50,000	$0.10	08/02/2006	08/02/2008
	200,000	$0.11	04/12/2007	04/12/2009
William F. McCoy	50,000	$0.10	08/02/2006	08/02/2008
	200,000	$0.11	04/12/2007	04/12/2009
Ron Zokol	150,000	$0.10	08/02/2006	08/02/2008
	50,000	$0.12	05/03/2007	05/03/2009
TOTAL	1,700,000			
Allan Shapiro	300,000	$0.12	05/03/2007	05/03/2009
Brian Conway	40,000	$0.10	08/02/2006	08/02/2008
Mike Wilby	40,000	$0.10	08/02/2006	08/02/2008
Freeform Communications	100,000	$0.10	08/02/2006	08/02/2008
John Mooney	300,000	$0.10	08/02/2006	08/02/2011
Total Consultants, scientific advisors and Investor relations	780,000			
Total Outstanding	2,480,000			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2007 to the best of the Company's knowledge, no parties have ownership of 5% or greater of the Company's common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2007)	Options exercisable in 60 days
N/A	N/A	N/A	N/A

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
---No Disclosure Required---

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On June 30, 2007, the Company's shareholders' list showed 32,192,404 common shares outstanding and 56 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 54 holders of record resident in Canada, holding 19,685,055 common shares; 0 holders of record resident in the USA, holding 0 common shares; and, 1 holder of record resident elsewhere holding 15,439 common shares.

7.A.3. Control of the Company

The Company is a publicly owned Canadian corporation, the shares of which are owned primarily Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

During the 2007 year, the Company incurred consulting fees of $120,000 (2006: $120,000; 2005: $134,000; 2004: $133,001) to companies controlled by directors of the Company.

During the 2007 year, the Company incurred premises rent of $28,371 (2006: $$30,912; 2005: $25,265; 2004: $21,562) to a company controlled by a director of the Company.

As at June 30, 2007, included in $293,600 Subscriptions receivable were $105,000 (2006: $nil; 2005: $nil; 2004: $nil) owing by directors of the Company

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see Exhibit 4.A. for details of the Company's contract with Phigenics). William McCoy, a Director of the Company is the Chief Technical Officer of Phigenics. Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:

1. Assist the Company with the registration ("The Registration") of $T^36^{®}$ Disinfectant with the US Environmental Protection Agency ("EPA"),
2. Work with the Company to develop new formulations of $T^36^{®}$ Disinfectant, and
3. Develop sales and distribution channels in the US,

The Company will:
1. Provide up to $32,000 (US) for registration fees,
2. Provide a royalty of a royalty on Net Sales (gross sales less refunds and returns) of $T^36^{®}$ Disinfectant in the US starting 90 days after the Registration is achieved, as follows:
   - 7% for the first year up to 150% of Phigenic's contribution in kind has been repaid and then 5% for the remainder of the first year.
   - 5% for the second year.
   - 4% for the third year.
   - 3% for the fourth year.
   - 2% for the fifth year.
   - 1% for the sixth and seventh years.
3. Provide a finder's fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.

Neither the term nor the termination provisions of the agreement are defined.

On January 1, 2004 the Company advanced $7,998 to API (now named 513947 BC Ltd.) at an interest rate of 8% per annum and secured by 40,000 shares of the Company owned by API. On September 30, 2005, API repaid $7,000 to the Company. At December 31, 2005, the Company received repayment of the remaining balance of $988. Interest of $1,137.31 was also paid on December 31, 2005.

Other than as disclosed above, there were no related party transactions of the Company for the previous three fiscal years except that during the 2006 fiscal year, the Company incurred consulting fees of $60,000 (2005: $70,000) to a major shareholder of the Company.

Accounting Fees

For the annual statements dated June 30, 2007, the Company paid accounting fees of $25,000 to HLB Cinnamon Jang Willoughby, Charted Accountants and $2,950 to Berris Mangan, Charted Accountants. The Company paid accounting fees of $23,100, and $25,750 to Berris Mangan, Chartered Accountants during the years ended June 30, 2005 and June 30, 2006, respectively.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since June 30, 2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C. Interests of Experts and Counsel
---No Disclosure Required---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of HLB Cinnamon Jang Willoughby, Charted Accountants (former auditor, Berris Mangan, Chartered Accountants), are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2006/2007 ended June 30, 2007

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation, other than as described below:

On May 14, 2004, the Company announced that certain documents which had been published and disseminated by CIBRON Corporation, a company which had been retained by the Company as a   manufacturers representative, together with presentation materials presented at a conference by a consultant to the Company contained certain comparisons and information with respect to the safety and efficacy of products manufactured and sold by Virox Technologies Inc. that were untrue, and potentially misleading in the context in which they were presented. On June 14, 2004, the Company received a release from Virox Technologies, Inc. and paid an amount of $10,000 to settle a legal claim made by Virox Technologies, Inc. Subsequently On June 18, 2004, the management of the Company discovered that Virox had posted damaging, misleading, libelous and possibly fraudulent statements on Virox's website about the Company. The Company also suspected that Virox had infringed on the Company's trademark and copyright. The Company filed an action (No. S043563) for defamation in the Vancouver Court Registry of the Province of British Columbia on June 25, 2004., naming the defendants as Virox Technologies Inc. and one of its principals, Randy Pilon. No trial date has been set for this action as of yet. The Company has filed an offer for settlement for Cdn $10,000 plus costs which is outstanding.

Prior to the completion of the Qualifying Transaction, a company, JohnsonDiversey Inc., opposed a trademark application made in Canada by API and commenced legal proceedings during 2003 claiming damages in respect to alleged infringement of trademark. API had filed a Statement of Defence prior to the completion of the Qualifying Transaction. The Statement of Claim was subsequently amended to add the Company as a defendant in the action. On May 23, 2005, the Company entered into a settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred on May 30, 2005. The proceeds of the settlement, net of associated costs, as well as the costs associated with establishment of a new trademark, are recognized for accounting purposes in the 2006 year, when the Company's obligations under the settlement agreement are fulfilled. The Company has since renamed its lead product and it is now referred to as "T^{3}6$^®$ Disinfectant"

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

----No Disclosure Required----

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "APH". The Company applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on July 31, 2001 under its former name, Duft Biotech Capital Ltd. and under its former symbol, DUF.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 12
TSX Venture Exchange
Common Shares Trading Activity

Sale – Canadian Dollars

Period Average	High	Low
Month ended 06/30/07	0.155	0.145
Month ended 05/31/07	0.15	0.14
Month ended 04/30/07	0.15	0.125
Month ended 03/31/07	0.10	0.095
Month ended 02/28/07	0.10	0.10
Month Ended 01/31/07	0.08	0.08
Fiscal Year Ended 06/30/2007	0.155	0.145
Fiscal Year Ended 06/30/2006	0.075	0.075
Fiscal Year Ended 06/30/2005	0.18	0.06
Fiscal Year Ended 06/30/2004	0.15	0.24
Fiscal Year Ended 06/30/2003	0.27	0.15
Fiscal Quarter Ended 06/30/2007	0.155	0.145
Fiscal Quarter Ended 03/31/2007	0.10	0.095
Fiscal Quarter Ended 12/31/2006	0.06	0.06
Fiscal Quarter Ended 09/30/2006	0.05	0.05
Fiscal Quarter Ended 06/30/2006	0.075	0.075
Fiscal Quarter Ended 03/31/2006	0.085	0.08
Fiscal Quarter Ended 12/31/2005	0.095	0.055
Fiscal Quarter Ended 09/30/2005	0.095	0.04
Fiscal Quarter Ended 06/30/2005	0.115	0.06
Fiscal Quarter Ended 03/31/2005	0.14	0.09

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

Pacific Corporate Trust Company of Canada, a wholly owned division of Computershare Trust Company of Canada (located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1) is the registrar and transfer agent for the common shares.

<u>Stock Options</u>

Refer to ITEM 6.E., Table No. 9 (Aggregate Option Exercises) and Table No. 11 (Stock Options Outstanding) for additional information regarding the Company's stock options.

Table No. 13 lists, as of June 30, 2007, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company's securities and all holders of the Company's warrants are resident in Canada.

Table No. 13
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
September 12, 2006	1,430,000[1]	1,430,000	$0.10	September 12, 2007
December 21, 2005	3,916,000[2]	2,934,000	$0.10	December 22, 2007
June 7, 2007	8,000,000[3]	8,000,000	$0.20	June 7, 2008
			$0.30	June 7, 2009

(1) Issued pursuant to a private placement which closed in September of 2006
(2) Issued pursuant to a private placement which closed in December of 2005. Terms of warrants were amended to extend the exercisable period of the warrants to December 22, 2007 at the exercise price of $0.10 per share.
(3) Issued pursuant to a private placement which closed in June of 2007. Exercisable at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 until June 7, 2009.

<u>9.A.6. Differing Rights</u>

---No Disclosure Necessary---

<u>9.A.7.a. Subscription Warrants/Right</u>

---No Disclosure Necessary---

<u>9.A.7.b. Convertible Securities/Warrants</u>

---No Disclosure Necessary---

<u>9.C. Stock Exchanges Identified</u>
The common shares trade on the TSX Venture Exchange headquartered in Toronto, Ontario.
Refer to ITEM #9.A.4 for trading information and history. At this time, the Company is not seeking a listing on any other stock exchange except that a listing on a US exchange will be sought once this filing is completed and the company is accepted for trading on a US exchange.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action.

At June 30, 2007, there were 32,192,404 common shares issued and outstanding.

At June 30, 2006, there were 20,800,404 common shares issued and outstanding.

As of June 30, 2005, there were 100,000,000 common shares authorized. At June 30, 2005 there were 15,784,404 common shares issued.

As of June 30, 2004, there were 100,000,000 common shares authorized.   At June 30, 2004 there were 12,784,404 common shares issued.

As of June 30, 2003, there were 100,000,000 common shares authorized.   At June 30, 2003 there were 2,451,475 common shares issued.

As of June 30, 2002, there were 100,000,000 common shares authorized.   At June 30, 2002 there were 2,376,475 common shares issued.

As of June 30, 2001, there were 100,000,000 common shares authorized.   At June 30, 2001 there were 1,176,475 common shares issued.
During the last five years, less than 1% of the capital has been "paid for" with assets other than cash.

10.A.2. Shares Not Representing Capital.

---No Disclosure Necessary---

10.A.3. Shares Held By Company.

---No Disclosure Necessary---

10.A.4. Stock Options/Share Purchase Warrants

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Table No. 11 and Table No. 13.--- Check tables for correct reference

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38
Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker's Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00
Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00
Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00
Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private Placement @$0.05	1,100,000	$55,000.00
Fiscal 2007	Private Placement @$0.05	1,430,000	$71,500.00
	Private Placement @$0.10	8,000,000	$800,000.00

(1) At June 30, 2007, there were no common shares held in escrow, During the 2007 year, 733,163 common shares were released from escrow (2006: 1,466,324; 2005: 1,466,318)

10.A.7. Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B. Memorandum and Articles of Association

ALDA's corporate constituting documents comprising the Notice of Articles and Articles are registered with the British Columbia Registrar of Companies under Incorporation No. BC0607937. A copy of the Articles was filed as an exhibit with ALDA's initial registration statement on Form 20-F.

The following is a summary of certain provisions of the Company's Notice of Articles and Articles and certain provisions of the British Columbia Business Corporations Act (the "BCA"), applicable to the Company:

Objects and Purposes

The Articles do not specify objects or purposes. Under both the BCA, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value. All of the common shares must be fully paid and are not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Share Certificates

Under the Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate.

No Limitation on Foreign Ownership

There are no limitations under ALDA's Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares (See also "*").

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if ALDA is, or would thereby become, insolvent.

Voting Rights

Each ALDA common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to ALDA.

Borrowing Powers

The Company, if authorized by the directors, may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d)mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Indemnity Provisions

Under the Articles and the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if: (a) the party did not act honestly and in good faith with a view to the best interests of the Company; (b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and (c) the proceeding is brought against the party by the Company or an associated corporation.

Directors – Number and Qualification

ALDA's Articles do not specify a maximum number of directors. The minimum under British Columbia law for a public company is three. The number of directors shall be the number of directors fixed by the directors annually or the number that are actually elected at a general shareholders meeting under the Existing Articles. The number of directors is determined, annually, by shareholders at the annual shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years. There are residency requirements and there is no mandatory retirement age either under the Articles or under the BCA. Directors need not own any shares of ALDA in order to qualify as directors.

Directors – Powers and Limitations

Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the BCA. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors' powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors' resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors' powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors' borrowing powers are not generally restricted where the borrowing is in ALDA's best interests, but the directors may not authorize ALDA to provide financial assistance for any reason where ALDA is insolvent or the providing of the guarantee would render it insolvent.

Amendment of Articles and Notice of Articles; Special Transactions

The Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles relating to the authorized share structure is a resolution of the directors and the attachment of special rights and restrictions thereto, including any changes therein, an ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required.

Certain corporate changes or proposed transactions including amalgamation with another company, sale of substantially all of ALDA's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require the consent of the holders of common shares by a special separate resolution but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and ALDA elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such a change or proposed transaction is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of ALDA.

Under the Articles, a special separate resolution requires a majority of three-quarters of the votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the Articles provide that shareholders' meetings may be held at such place as is determined by the directors. Shareholders meetings are governed by the Articles of ALDA but many important protections and procedures are contained within the BCA and the Securities Act (British Columbia) and the Securities Act (Alberta) and the respective regulations and rules thereto and the policy statements, notices and blanket orders of the respective commissions of each of British Columbia and Alberta, together with the national policy statements, and national instruments applied by the such commissions (collectively, "Applicable Canadian Securities Law"). The Articles provide that ALDA will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The BCA and Applicable Canadian Securities Law superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that ALDA makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by Applicable Canadian Securities Law and includes the specifies relating to disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. ALDA must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are dated no more than six months prior to such meeting.

Change in Control

ALDA has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. ALDA does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in ALDA's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The Articles of ALDA do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to ALDA's shareholders. There are no requirements under the BCA to report ownership of shares of ALDA but Applicable Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Applicable Canadian Securities Law

Applicable Canadian Securities Law governs matters typically pertaining to public companies such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All ALDA shareholders regardless of residence have equal rights under this legislation.

<u>**10.C. Material Contracts**</u>

<u>**Phigenics**</u>:

On August 9, 2005 the Company signed an agreement (the "Phigenics Agreement") appointing Phigenics, LLC to manage the registration of its products with the EPA Registration and assist with U.S. sales. See Exhibit 4.A. Under the terms of the agreement, Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:

1. Assist the Company with the registration ("The Registration") of $T^36^®$ Disinfectant with the US Environmental Protection Agency ("EPA"),
2. Work with the Company to develop new formulations of $T^36^®$ Disinfectant, and
3. Develop sales and distribution channels in the US,

The Company will:

1. Provide up to $32,000 (US) for registration fees,
2. A royalty of a royalty on Net Sales (gross sales less refunds and returns) of $T^36^®$ Disinfectant in the US starting 90 days after the Registration is achieved, as follows:
   - 7% for the first year up to 150% of Phigenics contribution in kind has been repaid and then 5% for the remainder of the first year.
   - 5% for the second year.
   - 4% for the third year.
   - 3% for the fourth year.
   - 2% for the fifth year.
   - 1% for the sixth and seventh years.
3. A finder's fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.

Neither the term nor the termination provisions of the agreement are defined.

<u>**Norwood:**</u> On October 4, 2005 the Company signed a manufacturing agreement with Norwood Packaging Ltd. of Surrey British Columbia, Canada to manufacture its $T^36^®$ Disinfectant antibacterial product. See Exhibit 4.B. The agreement requires Norwood to manufacture and store $T^36^®$ Disinfectant for the Company in exchange for a varying percentage of sales by the Company being paid to Norwood. The percentage of sales paid to Norwood varies with the order size and for certain customers. Norwood also has a Right of First Refusal to manufacture other products for the Company under similar terms. There is no term specified for the agreement. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement, any form of insolvency on the part of Norwood or the Company or 90 days written notice by either party.

<u>**Fuzhou:**</u> In May 25, 2007, the Agreement with Fuzhou Xinmei Biotech Co. Ltd. ("Fuzhou"), which allowed manufacturing and marketing in Fujian province in China, was transferred to He-Yi She Ye Limited ("He-Yi") and expanded to cover marketing in all of China. On August 31, 2006, He-Yi received its certificate of approval from the Fujian Centre of Disease Control for $T^36^®$ Disinfectant after passing all of the required tests. This certificate allowed He-Yi to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture $T^36^®$ Disinfectant for sale in China and for export. The registration of $T^36^®$ Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. Approval for the manufacturing of $T^36^®$ Disinfectant was obtained from the Ministry of Health in The People's Republic of China. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109) was granted to He-Yi for a period of four years from April 19, 2007 to April 18, 2011 and is renewable by filing an application for renewal 6 months before the expiry date.

The agreement with He-Yi provides that, ALDA will provide He-Yi with all information that ALDA has at its disposal to assist with the registration of ALDA's products in China, He-Yi will be responsible for procuring all necessary government approvals for ALDA's products within 6 months from the time all technical data to support the application is provided by ALDA, quarterly reports on the progress of the approvals will be provided to ALDA by He-Yi, an extension may be requested by He-Yi to procure all necessary government approvals and may not be unreasonably refused by ALDA for recurring periods of 3 months if:

He-Yi is employing its best efforts in obtaining the registration of the ALDA products in China and is providing quarterly reports as required or more time is required by ALDA Pharmaceuticals Corp. to obtain information required by He-Yi.

ALDA Pharmaceuticals Corp. will provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility suitable for the manufacturing of ALDA's products.

He-Yi will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to He-Yi employing its best efforts to obtain the space, materials and equipment specified by ALDA and He-Yi will have the right to distribute ALDA's products in China subject to ALDA's approval of each distributorship.

The Agreement is effective until April 18, 2011 ("the Initial Term"). Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, ("the Renewals") provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People's Republic of China and expires on April 18, 2011. Any Renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate.

For the first 3 years after production is started by He-Yi and within 6 months after production is started by He-Yi, ALDA and He-Yi will establish minimum sales levels and, thereafter, after each new distributorship is established.

He-Yi will pay ALDA a royalty, based on the gross revenues received by He-Yi for all of ALDA's products sold in China as follows:

- 5% during the first and second year after production is started by He-Yi,
- 8% during the third year,
- 6% after a doubling of sales over the sales achieved in the second year has occurred.
- He-Yi will pay ALDA a 10% royalty based on the gross revenues received by He-Yi for all of ALDA's products sold by He-Yi outside of China.
- All royalties will be paid monthly within 30 days after each month end.

ALDA, at ALDA's discretion, will have the right to buy product from He-Yi.

At the request of ALDA and with the authorization of ALDA, He-Yi agrees to direct ship ALDA's products for ALDA, at ALDA's expense, to anywhere in the world.

Linns: The Company has a 5 year licensing and distribution agreement with Linns Corporation Sdn Bhd ("Linns") (see Exhibit 4.F.) with an effective date of August 1, 2004. "The Territory" is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand, Vietnam, subject to Linns submitting the required applications required for regulatory approval of $T^36^®$ Disinfectant in each part of the Territory.

Registration of T^{3}6$^®$ Disinfectant in Malaysia is being left to the discretion of the Linns because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. On the Company's behalf, Linns submitted its T^{3}6$^®$ Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T^{3}6$^®$ Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer in Malaysia. However, because the T36 Disinfectant could be flammable, the Company needs approval from Malaysia's Department of Fire & Rescue before T^{3}6$^®$ Disinfectant can be stored at Linn's warehouse. This approval has not yet been obtained.

Linns is obliged to meet minimum sales levels that are mutually agreed upon by Linns and the Company and to purchase T^{3}6$^®$ Disinfectant from the Company. Linns has a Right of First Refusal to manufacture T^{3}6$^®$ Disinfectant for the Territory. If Linns meets the minimum sales obligations, the agreement is renewable for an additional 5 years.
The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Linns or the Company.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. If a "non-Canadian" (for example, a US resident acquirer) were to acquire such a control position, they would not be required to do any filings or provide any notices to the Ministry of Industry (Canada) unless notified first by that Ministry that their acquisition of control was under review.

Canada has, as does the United States, competition laws designed to promote competition in industry and markets. The Competition Act (Canada) provides Canada's federal government with the power to review or prevent business transactions, such as acquiring a controlling interest in a company similar to the Company , if it is found that the acquisition of control would reduce competition in a given market or industry. Since the market that the Company competes in is extremely competitive, no single company, including the Company, seems to have significant market power. Acquisition of the Company, therefore, would not lead to reduced competition.

10.E.   Taxation

Canadian Federal Income Tax Considerations:

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 5% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends:

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares:

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the *Tax Act*. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the *Tax Act*. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless:

(a) More than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties,

(b) The common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or

(c) The Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation:

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.   Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.   Statement by Experts

The Company's auditor for its financial statements for fiscal year ended 2007 was HLB Cinnamon Jang Willoughby, Chartered Accountants. For the preceding two years the auditor was Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants). Their audit report for Fiscal 2006/2007 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit.

10.H.   Document on Display

--- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities
 --- No Disclosure Necessary ---

12.B. Warrants and Rights

 --- No Disclosure Necessary ---

12.C. Other Securities

 --- No Disclosure Necessary ---

12.D. American Depository Shares

  --- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There was no significant change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal year ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT'

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of HLB Cinnamon Jang Willoughby, Charted Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements
-- see exhibits

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The report of the Company's independent auditors for the audited financial statements are included herein immediately preceding the audited financial statements.

(i)   Audited Consolidated Financial Statements for the fiscal years ending June 30, 2007,and 2006.

1.   Auditor's Reports, dated October 17, 2007.

2.   Consolidated Balance Sheets at June 30, 2007 and June 30, 2006.

3.   Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2007, and 2006

4.   Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2007 and 2006.

5.   Notes to Consolidated Financial Statements

(ii) Documents pertaining to the Change of Auditors

1.   Consent Resolution of the Directors to accept the resignation of Berris Mangan, Chartered Accountants and to accept the appointment of HLB Cinnamon Jang Willoughby ("CJW"), Chartered Accountants as auditors.

2.   A Notice to Shareholders of Change of Auditor stating that there has been no "reportable events" as defined in National Instrument 51-102 of the Canadian Securities Administration;

3.   A letter of Berris Mangan, Chartered Accountants confirming, to the best of their knowledge, the statements contained in the Company's Notice to Shareholders of Change of Auditors; and

4.   A letter of HLB Cinnamon Jang Willoughby ("CJW"), Chartered Accountants confirming, to the best of their knowledge, the statements contained in the Company's Notice to Shareholders of Change of Auditor.

(B) Index to Exhibits:

See Exhibit Number 1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: April 25, 2008

ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO



ALDA Pharmaceuticals Corp.

635 Columbia Street, New Westminster, British Columbia, V3M 1A7
Telephone: 604-521-8300; Facsimile: 604-521-8322

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended
June 30, 2007 and 2006

Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of **Alda Pharmaceuticals Corp.**:

We have audited the consolidated balance sheets of Alda Pharmaceuticals Corp. as at June 30, 2007 and the consolidated statements of operations and deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board ("PCAOB") (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated balance sheet as at June 30, 2006, the consolidated statement of operations and deficit, and cash flows for the years ended June 30, 2006 were audited by predecessor auditors who expressed an opinion without reservation on these statements in their report dated September 15, 2006.

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

United States reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affect by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 17, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"Cinnamon Jang Willoughby & Company"
Chartered Accountants

Burnaby, BC
October 17, 2007

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2007	2006
ASSETS		
Current Assets		
Cash and Equivalents	$ **356,127**	$ 28,480
Accounts Receivable	**24,897**	29,056
Subscriptions Receivable (Note 12 (d))	**293,600**	-
Inventory	**19,916**	31,280
Prepaids	**7,458**	3,857
	701,998	92,673
Furniture and Equipment (Note 4)	**1,482**	8,199
Patent Application and Development Costs (Note 5)	**40,486**	-
Intangible Assets (Note 6)	**110,200**	116,000
	$ **854,166**	$ 216,872
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	$ **74,268**	$ 59,504
SHAREHOLDERS' EQUITY		
Share Subscriptions Received (Note 7 (a))	**-**	25,000
Share Capital (Note 7 (b)	**2,658,868**	1,969,562
Contributed Surplus – Warrants (Note 7 (f))	**553,627**	163,413
Contributed Surplus – Options (Note 7 (f))	**171,194**	41,094
Deficit	**(2,603,791)**	(2,041,701)
	779,898	157,368
	$ **854,166**	$ 216,872

Commitments (Note 10)
Going –concern (Note 1)

Approved by the Directors

<u>*"Terrance Owen"*</u>   Director

<u>*"Peter Chen"*</u>   Director

See accompanying notes to the financial statements

ALDA PHARMACEUTICALS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2007	2006
Sales	$ 256,243	$ 223,586
Cost of Sales	(165,920)	(142,379)
Gross Profit	90,323	81,207
General & Administration Expenses		
Advertising and Promotion	12,766	12,169
Amortization – Furniture and Equipment	8,350	8,281
– Patent Application and Development Costs	2,131	-
– Intangible Assets	5,800	-
Conference	20	666
Consulting	308,600	183,218
Dues and Filing Fees	24,570	22,834
Interest and Bank Charges	2,714	1,568
Investor Relations	65,039	52,808
Legal and Accounting	53,697	63,178
Office and Miscellaneous	24,008	25,450
Product Registration & Development	-	18,377
Rent	28,371	30,912
Travel	10,259	3,252
Wages and Benefits	116,633	75,903
Total General & Administration Expenses	662,958	498,616
Loss Before Other Items	(572,635)	(417,409)
Net Gain on Legal Settlement (Note 8)	10,545	37,383
Loss from Operations	(562,090)	(380,026)
Interest Income	-	1,725
Loss For The Year	(562,090)	(378,301)
Deficit, Beginning of Year	(2,041,701)	(1,663,400)
Deficit, End of Year	$ (2,603,791)	$ (2,041,701)
Basic Loss Per Share	0.02	0.02
Diluted Loss Per Share	0.02	0.02
Weighted Average of Shares Outstanding	22,582,026	17,857,709

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2007	2006
Operating Activities:		
Loss for the Year	$ (562,090)	$ (378,301)
Items Not Involving Cash		
Amortization – Furniture and Equipment	8,350	8,281
– Patent Application and Development Costs	2,131	-
– Intangible Assets	5,800	-
Stock-Based Compensation	148,100	1,156
	(397,709)	(368,864)
Changes in Non-Cash Working Capital Items		
Decrease/ (Increase) in Accounts Receivable	4,159	3,049
Decrease/ (Increase) in Inventory	11,364	12,388
Decrease/ (Increase) in Prepaid Expenses	(3,601)	9,132
(Decrease)/ Increase in Accounts Payable		29,639
and	14,764	
Accrued Liabilities		
	(371,023)	(314,656)
Investing Activities:		
Patent Application and Development Costs	(42,617)	-
Purchase of Furniture and Equipment	(1,633)	-
Repayment of Note Receivable		7,988
	-	
	(44,250)	7,988
Financing Activities:		
Share Subscriptions Received		25,000
	-	
Net Proceeds on Issuance of Shares		238,485
	546,720	
Warrants/Options Exercised	196,200	-
	742,920	263,485
Increase/ (Decrease) in Cash and Equivalents	327,647	(43,183)
Cash and Equivalents, Beginning of Year	28,480	71,663
Cash and Equivalents, End of Year	$ 356,127	$ 28,480

*See accompanying notes to the consolidated financial statements

Supplementary information (Note 14)

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2007AND 2006

1.   BASIS OF PRESENTATION

These consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. ("the Company") and its wholly-owned subsidiary, Sirona Therapeutics Corp. ("Sirona"). The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc. Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of the business. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on the ability of the Company to secure sufficient financing, and to develop profitable operations. Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the company.

	2007	2006
Deficit	$ 2,603,791	$ 2,041,701
Working capital	627,730	33,169

2.   DESCRIPTION OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange ("the Exchange"). The Company completed its required Qualifying Transaction on November 13, 2003.   As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company's main business activity is the development, production and marketing of infection control agent products, principally a product marketed as $T^36^{®}$ Disinfectant. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

3.   SIGNIFICANT ACCOUNTING POLICIES

a) Cash and equivalents

Cash and equivalents include cash and highly liquid market instruments with original terms to maturity of less than ninety days at the time of acquisition.

b) Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days from the invoice date, historical experience and other current information. The Company extends credit to customers and distributors; credit checks are required for all new distributors.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c) Inventory

Inventory of the Company's finished goods and related raw materials is reported at the lesser of cost and estimated net realizable value, and is determined using the first in, first out cost flow assumption.

d) Furniture and equipment

Furniture and equipment are recorded at cost and are amortized using the following annual rates:

Furniture and fixtures	20% Straight line
Computer equipment	30% Straight line

e) Impairment of long-lived assets

The Company reviews for the impairment of long-lived assets, including furniture and equipment, whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable from expected future cash flows. The assessment of recoverability is made based on projected undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and is presented as an impairment loss in the current period.

f) Patent Application and Development Costs

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents. Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, recovery of these costs can reasonably be regarded as assured, and future values can be realized, in which case such costs are capitalized. In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

g) Intangible assets

The carrying value of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years.

Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.

h) Revenue recognition

The revenue of the Company is primarily derived from the sale of the Company's $T^36^®$ product. Revenue is recognized at the time of shipment, and invoicing, provided that collection of the amount billed to the customer is reasonably assured. Revenue is recognized net of any expected sales return. Credit will be granted to customer for damaged goods.

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i) Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset or portion thereof will be recovered, it produces a valuation allowance

j) Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

k) Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the fair value method, whereby the fair value of warrants is determined using the Black-Scholes option pricing model and recorded as contributed surplus. The difference between the fair value of the warrants and proceeds received is allocated to share capital.

l) Basis and diluted loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the reported period. Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years

m) Measurement Uncertainty

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenues and expenses during the period. Areas requiring significant management estimates include valuation of intangible assets, estimated useful life of intangible assets, estimate useful life of patent application and development costs, stock based compensation expense, and valuation of share purchase warrants. Actual results could differ from these estimates.

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n) Financial instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, subscriptions receivable, accounts payable and accrued liabilities. The fair value of these instruments approximates the carrying amounts due to the immediate or short-term maturity of these financial instruments.

It is management's option that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

4.   FURNITURE AND EQUIPMENT

Furniture and equipment at June 30, 2007 and 2006 consist of the following:

	Historical Cost	Accumulated Amortization	2007 Net	2006 Net
Furniture and Fixtures	$ 7,683	$ 6,550	$ 1,133	$ 2,670
Computer Equipment	24,115	23,766	349	5,529
	$ 31,798	$ 30,316	$ 1,482	$ 8,199

5.   PATENTS APPLICATION AND DEVELOPMENT COSTS

Patent application and development costs at June 30, 2007 and 2006 were determined as follows:

	Historical Cost	Accumulated Amortization	2007 Net	2006 Net
Patents Application and Development Costs	$ 42,617	$ 2,131	$ 40,486	$ -

6. **INTANGIBLE ASSETS**

The intangible assets balance represents the carrying amount of certain intellectual property acquired in its Qualifying Transactions. The opening balance of Intangibles as at July 1, 2006 was determined as follows:

Original Purchase Cost		$ 540,000
Less:		
Impairment Loss in 2004	$ (179,000)	
Impairment Loss in 2005	(245,000)	
Impairment Loss in 2006	-	
	(424,000)	
Balance as at June 30, 2006		$ 116,000

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite life of 20 years. The impact of this change in estimate was to increase amortization by $5,800 for the year ended June 30, 2007. The carrying amount as at June 30, 2007 and 2006 consist of the following:

	Balance as at June 30, 2006	Accumulated Amortization	2007 Net	2006 Net
Intangible Assets	$ 116,000	$ 5,800	$ 110,200	$ 116,000

7. **SHAREHOLDERS' EQUITY**

a) Share Subscriptions Received

At June 30, 2006, the Company had received amounts totaling $25,000 representing subscriptions by purchasers in respect to the private placement described in Note 7(b)(iv) to whom shares and warrants had not yet been issued. The corresponding shares were issued subsequent to year end.

7. **SHAREHOLDERS' EQUITY (CONTINUED)**

b) Share Capital

Authorized:
Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

Issued and outstanding:

	2007		2006	
	Number of Shares	**Amount**	Number of Shares	Amount
Beginning Balance	**20,800,404**	**$1,969,562**	15,784,404	$ 1,796,285
Private Placement (i)/(ii)	**-**	**-**	5,016,000	185,592
Share Issue Costs	**-**		-	(12,315)
Private Placement (iii)/(iv)	**9,430,000**	**467,480**	-	-
Finders' Fees	**-**	**(6,180)**	-	-
Warrant Exercised (v)	**1,062,000**	**120,006**	-	-
Options Exercised (v)	**900,000**	**108,000**	-	-
Ending Balance	**32,192,404**	**$ 2,658,868**	20,800,404	$ 1,969,562

i) On December 23, 2005, the Company completed a private placement of 3,916,000 units of the Company at a price of $0.05 per unit for gross proceeds of $195,800. Each unit consists of one common share of the company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date. Legal fees in the amount of $5,352 were incurred in connection with the private placement.

ii) On June 22, 2006, the Company completed a private placement of 1,100,000 units of the Company at a price of $0.05 per unit for gross proceeds of $55,000. Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date. Legal fees in the amount of $6,963 were incurred in connection with the private placement.

iii) On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500. Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.

7.   **SHAREHOLDERS' EQUITY (CONTINUED)**

b) Share Capital (Continued)

i)   On June 7, 2007, the Company completed a private placement of 8,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $800,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009. Finders' fees in the amount of $6,180 were charged against the share capital in connection with the private placement.

ii) During the current year, 900,000 options and 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $196,200. Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital.

c) Escrowed shares:

During the year ended June 30, 2007, 733,163 common shares included in issued share capital were fully released from the escrow (2006: 1,466,324). Escrow shares were released on a staged basis, with a release occurring every six months. As at June 30, 2007, no more escrow were shares held in the trust (2006: 733,163).

d)   Stock options:
A summary of the Company's stock options and changes during each year is presented below:

	Year Ended June 30, 2007		Year Ended June 30, 2006	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	**537,647**	**$ 0.19**	1,290,000	$ 0.19
Granted during year				
-consulting/officers (i)/(v)	**2,130,000**	**0.10**	-	-
-directors (ii) to (v)	**1,050,000**	**0.11**	-	-
-employees (ii)/(iv)	**350,000**	**0.10**	-	-
Expired/exercised/cancelled during year	**(1,587,647)**	**0.13**	(752,353)	0.20
Outstanding, end of year	**2,480,000**	**$ 0.11**	537,647	$ 0.19

7.   **SHAREHOLDERS' EQUITY (CONTINUED)**

The following table summarizes information about stock options outstanding at June 30, 2007:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
530,000	$ 0.10	August 2, 2008	530,000
300,000	$ 0.10	August 2, 2011	100,000
500,000	$ 0.11	August 12, 2009	500,000
1,150,000	$ 0.12	May 3, 2009	1,150,000
2,480,000			2,280,000

d) Stock options (continued):

(i)   During the year ended June 30, 2007, the Company granted options to acquire 730,000 common shares of the Company to certain consultants and scientific advisors for their services provided to the Company. These options have an exercise price of $0.10 per share. 430,000 of these options have an exercisable period of two years from the date of grant; the remaining 300,000 options have an exercisable period of five years from the date of grant. 530,000 options vested immediately. The remaining options are subject to other performance criteria. The options to acquire 430,000 common shares of the Company have an estimated fair value of $0.02 per share ($8,600) and the options to acquire 300,000 common shares of the Company have an estimated fair value of $0.04 per share ($12,000). $12,600 was recognized.

(ii) During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to employees, directors and senior officers. The options have an exercise price of $0.10 with an exercisable term of two years from the date of the grant. All options vested immediately with an estimated fair value of $0.02 per share resulting in $23,000 in stock based compensation expense being recognized.

(iii) During the year ended June 30, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee's departure. The related expense of $3,000 ($0.02 per share), previously booked in wages and benefits in the Statement of Operations, was reversed and charged against the contributed surplus.

(iv) During the year ended June 30, 2007, the Company granted options to acquire 500,000 common shares of the Company to employees and directors. The options have an exercise price of $0.11 with an exercisable term of two years from the date of the grant. All options vested immediately with an estimated fair value of $0.07 per share resulting in $35,000 in stock based compensation expense being recognized.

(v) During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to directors, consultants and officers. The options have an exercise price of $0.12 with and exercisable term of two years from the date of grant. All options vested immediately with an estimated fair value of $0.07 per share resulting in $80,500 in stock based compensation expense being recognized.

7.   SHAREHOLDERS' EQUITY (CONTINUED)

d) Stock options (continued):

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2007	2006
Consulting/Officers	$ 83,600	$ -
Investor Relations	2,000	1,156
Wages and Benefits	62,500	-
Total Stock-Based Compensation	$ 148,100	$ 1,156

The fair value of each option was estimated as at the date of grant using the Black-Scholes   option-pricing model with the following weighted-average assumptions:

	2007	2006
Dividend yield	0%	-
Expected volatility	128.90%	-
Risk free interest rate	4.19%	-
Expected average option term	2.25 years	-

7. **SHAREHOLDERS' EQUITY (CONTINUED)**

e) Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants is presented below.

	Warrants @ $0.235 (1)	Warrants @ $0.20 (2)	Agent Warrants @ $0.20 (3)	Warrants @ $0.10 (4)	Warrants @ $0.10 (5)	Warrants @ $0.10 (6)	Warrants @ $0.10 (7)	Warrants @ $0.20 (8)	Total
Outstanding , June 30, 2005	6,000,000	3,000,000	220,500	-	-	-	-	-	9,220,500
Granted during year	-	-	-	3,916,000	1,100,000	-	-	-	5,016,000
Expired during year	(6,000,000)	-	-	-	-	-	-	-	(6,000,000)
Outstanding, June 30, 2006	-	3,000,000	220,500	3,916,000	1,100,000	-	-	-	8,236,500
Granted during year	-	-	-	-	-	1,430,000	-	8,000,000	9,430,000
Warrant extended	-	-	-	-	-	-	3,916,000	-	3,916,000
Warrant exercised	-	-	-	-	(80,000)	-	(982,000)	-	(1,062,000)
Expired during year	-	(3,000,000)	(220,500)	(3,916,000)	(1,020,000)	-	-	-	(8,516,500)
Outstanding, June 30, 2007	-	-	-	-	-	1,430,000	2,934,000	8,000,000	12,364,000

(1) Terms of the warrants were amended to reduce the exercise price to $0.235 per share, exercisable until November 13, 2005.
(2) Exercisable until September 15, 2006, granted pursuant to private placement. Warrants expired.
(3) Exercisable until September 15, 2006, granted pursuant to private placement. Warrants expired.
(4) Warrants granted pursuant to private placement expired on December 22, 2006.
(5) Exercisable until June 22, 2007, granted pursuant to private placement. Warrants expired.
(6) Exercisable until September 12, 2007, granted pursuant to private placement.
(7) Terms of the warrants in (4) were amended to extend the exercisable period of the warrants to December 22, 2007 at the exercise price of $0.10 per share.
(8) Exercisable at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2007	2006
Dividend yield	**0%**	0%
Expected volatility	**128.10%**	114.96%
Risk free interest rate	**4.20%**	3.47%
Expected average option term	**1.85 years**	1 year

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

7.   **SHAREHOLDERS' EQUITY (CONTINUED)**

f) Contributed surplus - Warrants:

Contributed surplus attributed to the issuance of warrants at June 30, 2007 and 2006, and activity during the 2007 and 2006 years, are summarized as follows:

	2007	2006
Balance, beginning of year	**$ 163,413**	$ 98,205
Warrants issued to agent	**-**	-
Private Placement (Note 7(b)(i))	**-**	-
Private Placement (Note 7(b)(ii)&(iii))	**-**	65,208
Private Placement (Note 7(b)(iv)&(v))	**404,020**	-
Warrant Exercised (Note 7(b)(vi))	**(13,806)**	-
Balance, end of year	**$ 553,627**	$ 163,413

g) Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options at June 30, 2007 and 2006, and activity during the 2007and 2006 years, are summarized as follows:

	2007	2006
Balance, beginning of year	**$ 41,094**	$ 39,938
Options issued to employees	**12,000**	-
Options issued to directors	**53,500**	-
Options issued to consultants	**85,600**	1,156
Options forfeited / cancelled	**(3,000)**	-
Options exercised	**(18,000)**	-
Balance, end of year	**$ 171,194**	$ 41,094

8.   **GAIN ON LEGAL SETTLEMENT**

(i)   A company opposing a trademark application made in Canada by ALDA commenced legal proceedings during the 2003 year claiming damages in respect to alleged infringement of trademark. ALDA had filed a Statement of Defence. The Statement of Claim was subsequently amended to add the Company as a defendant in the action.

On May 23, 2005, the Company entered into a Settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred during the period ended September 30, 2005.

(ii) On August 2, 2005, the Company received the proceeds from the Company's lawyer regarding the settlement of the trademark dispute. The proceeds of the settlement for a total amount of $37,383 ($30,000 (US)) have been recorded in the Statement of Operations and Deficit as "Gain on legal settlement" for the period ended September 30, 2005.

During the 2005 year, the Company commenced legal action against the competitor described above with respect to certain alleged defamatory statements made by the competitor. This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor. The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended June 30, 2007.

9.   **MAJOR CUSTOMERS**

For the year ended June 30, 2007, revenue from each of four customers exceeded 10% of total revenue (2006: four customers). Revenue from these customers totaled $162,837 (2006: $149,544).

10. **COMMITMENTS**

(i)   Effective July 1, 2007, the Company entered into an agreement to lease its office premises with a term of one year. The Company's minimum lease payment obligations under the agreement as at July 1, 2007, totaled $25,971, payable in the 2008 year.

(ii)   During the 2006 year, the Company entered into an agreement with its product supplier. Under the agreement, the supplier assumes all the costs of manufacturing of the Company's $T^{3}6^{®}$ products, and as consideration, receives a percentage, ranging from 40% to 65%, of the Company's selling price. The supplier also has tight of first refusal to manufacture other products from the Company. The agreement can be terminated by either party with 90 days written notice.

11. INCOME TAXES

(i)   As at June 30, 2007, the Company had approximately $2,305,000 of unutilized non-capital losses for tax purposes, which expire as follows:

	Year
2008	$ 14,051
2009	76,818
2010	60,915
2014	603,255
2015	582,793
2026	463,528
2027	450,897

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company's ability to realize the benefit is uncertain.

(ii)   Following is a reconciliation of the expected income tax benefit from the loss for each year based on applicable statutory income tax rate, to the actual amount:

	2007		2006	
Loss at statutory rate	$ 191,673	34.1%	$ 129,001	34.1%
Net effect of non-deductible expenses	(50,968)		2,935	
Expected increase in tax asset	140,705		131,936	
Effect of tax rate reduction	-		(28,640)	
Temporary difference due to debit to equity	2,106		-	
Increase in allowance for uncertain realization	(142,811)		(103,296)	
Increase in tax asset per financial statements	$ -		$ -	

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

	2007	2006
Tax losses carried forward	$ 768,019	$ 614,264
Temporary differences – intangible assets	81,299	79,321
Temporary differences – property and equipment	9,237	5,663
Temporary differences – financing costs	24,898	41,394
Net tax asset before allowance for uncertain realization	883,453	740,642
Allowance for uncertain realization	(883,453)	(740,642)
Tax asset per financial statement	$ -	$ -

12. RELATED PARTY TRANSACTIONS

a) During the year ended June 30, 2007, the Company paid consulting fees of $120,000 (2006: $120,000) to companies controlled by directors of the Company.

b) During the year ended June 30, 2007, the Company paid rent of $28,371 (2006: $30,912) to a company controlled by a director of the Company.

c) During the year ended June 30, 2007, the Company paid consulting fees of $60,000 (2006: $60,000) to a major shareholder of ALDA.

d) Included in $293,600 Subscriptions receivable are $105,000 (2006: $nil) owing by directors of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13. LICENSE AND OPTION AGREEMENT

Effective January 11, 2006, the Company entered into an agreement with its wholly owned subsidiary, Sirona, whereby it granted to Sirona an exclusive license in respect to therapeutic applications of the Company's $T^36^{®}$ technology including an option to develop and commercialize such applications. The agreement is to expire at the later of 20 years from the date of the agreement and the last expiry of any patent obtained related to the technology. Management of the Company has indicated that the purpose of the agreement is to allow Sirona to pursue independent financing arrangements.

14. STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION

a) Cash paid in respect to interest and income taxes was as follows:

	2007	2006
Cash paid during the year for interest	$ 1,324	$ -
Cash paid during the year for income taxes	$ -	$ -

b) Significant non-cash transactions occurring during the 2007 year were as follows:

(i) The estimated fair value of the options granted to consultants, officers, directors and employees described in Notes 7(d), totaling $148,100, was charged to operations for the 2007 year.

c) Significant non-cash transactions occurring during the 2006 year were as follows:

(i) A portion of the estimated fair value of the options granted to consultants, officers, directors and employees described in Notes 7(d), totaling $1,156, was charged to operations for the 2006 year.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

15. SUBSEQUENT EVENTS

a) Subsequent to the year ended June 30, 2007, 2,790,000 warrants at an exercise price of $0.10 per warrant and 100,000 options at an exercise price of $0.10 per options were exercised for total gross proceeds of $289,000.

b) Subsequent to the year ended June 30, 2007, the Company arranged a private placement of up to 2,000,000 units at a price of $0.12 per unit for gross proceeds of $240,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $0.24 per common share for a period of 12 months from the date of closing and at a price of $0.36 per common share for the subsequent period of 12 months. The $0.12 private placement was closed on August 13, 2007. Finder's fee in the amount of $6,300 was charged against the share capital in connection with the closing of the private placement.

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles in Canada ("Canadian GAAP") which are substantially the same as principles applicable in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission ("SEC"), except for the following:

a) Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of Comprehensive Income. Comprehensive income includes net income plus other comprehensive income. Other comprehensive income includes all changes in equity of a company during the period arising from non-owner sources. The Company did not have any other comprehensive income during the years ended June 30, 2007 and 2006.

b) Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized. US GAAP requires that these expenditures be expense in the year incurred. The Company has not capitalized any product development costs during the years ended June 30, 2007 and 2006.

c) Recent United States Accounting Pronouncements:

Selected recent pronouncements issued by the Financial Accounting Standards Board ("FASB") are summarized below. None of these changes are expected to have a material impact on the financial statements of the Company.

16. **UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)**

   c) Recent United States Accounting Pronouncements

   (i) In December of 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004) (Share-Based Payments) ("SFAS 123R"). SFAS 123R is a revision of SFAS 123, and supersedes APB 25. SFAS 123R requires that the fair value of employees awards of share-based payments which are issued, modified, repurchased or cancelled after the implementation date, is to be measured as of the date the award is issued, modified, repurchased or cancelled and the resulting cost recognized in the statement of earnings over the service period. SFAS 123R will be effective for the Company's year ended June 30, 2007.

   (ii) The Fair Value Option for Financial Assets and Financial Liabilities – In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements".

   (iii) Fair Value Measurements – In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.

   (iv) Accounting for Uncertainty in Income taxes – In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes" ("SFAS 109"). The interpretation prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the provisions of FIN 48 on July 1, 2007.

17. **COMPARATIVE FIGURES**

   Certain comparative figures for the 2006 years have been reclassified to conform to the presentation adopted for the 2007 year.



ALDA Pharmaceuticals Corp.

635 Columbia Street, New Westminster, British Columbia,V3M 1A7
Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management's Discussion & Analysis

for the year ended June 30, 2007

October 26, 2007

The statements contained in this report that are not purely historical are forward-looking statements. "Forward looking statements " include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A")
FOR THE YEAR ENDED JUNE 30, 2007

1.1   Date

This Management Discussion and Analysis ("MD&A") is dated October 26, 2007 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. ("ALDA" or the "Company") for the financial year ended June 30, 2007. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

1.2   Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd. formerly ALDA Pharmaceuticals Inc. ("the Qualifying Transaction") and a $1.2 Million financing arranged by Canaccord Capital Corporation ("the Financing").ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol "APH".

ALDA has developed a patent-pending infection control formulation, referred to as $T^36^{®}$, which is incorporated into therapeutic applications such as treatments for topical and vulvovaginitis infections, hand hygiene products, a skin antiseptic for clinical and consumer use and a first-aid ointment. Studies have been performed on the $T^36^{®}$ formulation which demonstrates its ability to kill all types of infectious micro-organisms within 3 minutes and tuberculosis within 5 minutes. Toxicology studies on animals have also demonstrated that the $T^36^{®}$ formulation is not toxic.

There is competition in all of the therapeutic markets that the company has targeted. However, the $T^36^{®}$ formulation is not expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the $T^36^{®}$ formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment, so that registration is expected be faster and less expensive than for drugs that are taken internally. Rather than disrupting metabolic pathways, the $T^36^{®}$ formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

ALDA has started studies that will satisfy the registration requirements of Health Canada, the US Food and Drug Administration ("FDA") and the European Medicines Agency ("EMeA") for the targeted applications. In other parts of the world, FDA or EMeA testing is generally accepted for registration applications. If the company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime.

1.2 Overall Performance (continued)

The overall strategy for the $T^3 6^®$ products is to first secure registration as prescription products so that marketing and sales can be focused on pharmaceutical distributors that serve physicians. As efficacy and safety of the products are established, registration as over-the-counter ("OTC") products will be sought. Once OTC status is secured, the sales and marketing focus will shift to distributors that serve pharmacies.

To complete this plan, the company will need to raise money in the public markets. This will increase the number of shares outstanding and will lead to further dilution of existing shareholders.

Market knowledge of the ALDA name is limited. ALDA will need to devote considerable resources to educate new markets about the products the Company offers. In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company. ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property, given that the patents have not yet been granted to the Company. Competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property. All of these factors are material to the Company and its business.

1.3 Selected Annual Information

Year Ended On	June 30, 2007	June 30, 2006	June 30, 2005
Revenue	$256,243	$223,586	$240,998
Net Loss	$562,090	$378,301	$796,301
Basic Loss Per Share	$ 0.02	$ 0.02	$ 0.06
Diluted Loss Per Share	$ 0.02	$ 0.02	$ 0.06
Patent Application	$ 40,486	$ -	$ -
Total Assets	$854,166	$216,872	$300,893
Long-Term Liabilities	$ 0	$ 0	$ 0

At June 30, 2007, the Company had $356,127 in cash with $293,600 in subscriptions to a private placement to be received. The improvement of the Company's cash position compared to June 30, 2006 was primarily attributed to funds received from a private placement arranged by the Company prior to June 30, 2007. For the same reasons, current assets increased by $609,325 from $92,673 to $701,998. Patent application and development costs incurred during the 2007 year were capitalized with a useful life of 20 years. Accounts payable and accrued liabilities increased by $14,764.

1.4   Results of Operations

Sales
For the year ended June 30, 2007, sales increased to $256,243 (2006: $223,586). Reported sales were primarily due to the sale of the company's surface disinfectant, $T^36^{®}$ Disinfectant, through its distributors to the first responders, dental and beauty markets. In 2006, the Company also introduced $T^36^{®}$ Hand Sanitizer which was also being sold through the same distributors.

Cost of sales
For the year ended June 30, 2007, the cost of sales incurred was $165,920, representing 64% of total sales (2006: $142,379; 64%). Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges.

Gross Profit (Loss)
For the year ended June 30, 2007, gross profit of $90,323 was recognized (2006: $81,207). The percentage of gross profit has remained relatively stable over the last three years.

Advertising and promotion
Advertising and promotion costs for the year ended June 30, 2007 were $12,766 (2006: $12,169). The Company has put new efforts into attracting new customers by providing lectures, sending samples of $T^36^{®}$ Disinfectant and literature to potential new customers and distributors. Due to the closing of recent private placements, the Company has more resources to further increase its presence in the market.

Consulting
Consulting fees for the year ended June 30, 2007 were $308,600 (2006: $183,218). Included in $308,600 consulting fees were $180,000 paid to executives of the company as a form of remuneration for their services provided to the Company. The related party transactions were summarized as follows.

- $60,000 to 503213 BC Ltd., a company controlled by Dr. Terrance G. Owen, President & CEO, for services related to directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company's legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

1.4 Results of Operations (continued)

Consulting (continued)

- $60,000 to 612480 BC Ltd., a company controlled by Peter Chen CFO, for advising on the financial aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company's legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

- $60,000 to 680806 BC Ltd., a company controlled by Dr. Allan Shapiro for advising on and assisting with research and development, marketing and sales, product testing, domestic and international product registrations and intellectual property protection and attending conferences, conducting seminars and training sessions and providing presentations at conferences.

Of the $308,600 in consulting fees, $82,000 were related to stock options granted to executives, officers and consultants of the Company. The balance was paid to third party consultants for services provided in marketing and business development.

Investor relations

The investor relations activities amounted to $65,039 for the year ended June 30, 2007 (2006:$ 52,808). Freeform Communications Inc. ("Freeform") received a total of $38,300 from the Company; $2,000 were related to stock options granted to Freeform over the year. The Company retained Rhone Alternative Marketing Partners ("RAMP") to raise funds in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA's $T^36^{®}$ technology. Over the year RAMP received a total of $20,000 from the Company. Other investor relations expenses incurred during the 2007 fiscal year were $6,739 for the dissemination of news releases provided by Canada Newswire and CCN Matthews.

Legal and accounting fees

Legal and accounting fees were totaled $53,697 for the year ended June 30, 2007 (2006: $63,179). Accounting fees primarily consisted of the cost of the year-end audits and for reviewing the quarterly statements. Legal fees in 2007 consisted of closings of private placements, advising the Company on general legal matters, and attending to preparation of required documentation to the TSX Venture Exchange and the securities commissions.

1.4   Results of Operations (continued)

Legal and accounting fees (continued)
As announced in a news release issued by the company on September 13, 2007, Berris Mangan resigned as the Company's auditor due to a decision by Berris Mangan to focus its practice on TSX-listed companies with Canadian reporting responsibilities. The Company confirmed that there are no "reportable events" (as such term is defined in National Instrument 51-102 of the Canadian Securities Administrators) and appointed HLB Cinnamon Jang Willoughby, Chartered Accountants ("CJW") as the interim auditor to conduct the year-end audit.

Product Registration and Development Costs
Total costs incurred in this category for the year ended June 30, 2007 was $42,617 and capitalized under patent application and development costs. (2006: $ 18,377). Patent costs incurred during the year were capitalized with an amortization period of 20 years rather than expensed. A new category has been added to the Balance Sheet to reflect this change in accounting practices. Costs in this category include the fees paid to the regulatory consultants in Canada and the US to pursue the registration of the company's products in the United Kingdom and the United States. Costs spent on laboratory testing and intellectual property protection are also included in this category. Other than the patent costs which were capitalized, there were no development expenses for the year ended June 30, 2007

Wages and benefits
Wages and benefits were $116,633 for the year ended June 30, 2007 (2006: $75,903). Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff as well as the expenses related to stock options granted to certain directors and employees. Included in wages were $62,500 related to stock-based compensation.

Loss from operations
The loss from operations was $562,090 for the year ended June 30, 2007 (2006: $380,026). Losses for the year ended June 30, 2007 were greater than for previous years due to non-cash stock options granted to certain officers, consultants, directors and an employee during the year. The amortization expense increased to $16,281, an increase of 97% compared to previous years. Such increase was mainly due to the amortization of intangible assets and the capitalized patent application costs. A number of initiatives were taken during the year to promote further growth of the company, including private placements, expanding the patent portfolio of the company, seeking expert advice on product registrations undertaking laboratory tests of $T^3 6^{®}$ Disinfectant, preparing marketing materials, evaluating new manufacturing facilities, and seeking out new distributors and customers. Comparing to the 2006 fiscal year, sales of $T^3 6^{®}$ Disinfectant for the 2007 fiscal year increased by 14%, while expenses increased by approximately 33%.

1.4 Results of Operations (continued)

Loss from operations (continued)
Management continues to work towards the launch of new products, including $T^36^{®}$ Personal Disinfectant, $T^36^{®}$ Hand Sanitizer and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses will be anticipated in the subsequent periods. Management continues to work towards the launch of new products, including $T^36^{®}$ Personal Disinfectant, $T^36^{®}$ Hand Sanitizer and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses will be anticipated in the subsequent periods.

Other income (Loss)
Interest income earned from the deposits for the year ended June 30, 2007 was zero (2006: $1,725).

The intangible asset originally estimated at $540,000 was written down to $116,000 in the 2005 fiscal year due to the devaluation of the assets purchased by the Company for its Qualifying Transaction. Because the management of the Company anticipated that the net recoverable amount of the intangible asset exceeded the carrying value, no further impairment loss was recognized for the 2006 year. The anticipated net recoverable amount was calculated based on the undiscounted future cash flows.

During 2007 fiscal year, the carrying value of intangible asset was determined to have an estimated finite life of 20 years.

During the 2005 fiscal year, the Company entered into a settlement agreement with a claimant, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The settlement agreement required the Company to liquidate its inventory of goods bearing the trademark within twelve months from the date of the agreement in all advertising and other promotional means. In connection with the settlement of the trademark depute, a gain of $37,383 ($30,000 US), previously held by the Company's lawyer, was recognized the Company and reported in the Statement of Operations and Deficit as a gain on legal settlement for the 2006 year.

During the 2005 year, the Company commenced legal action against the competitor described above with respect to certain alleged defamatory statements made by the competitor. This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor. The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended June 30, 2007.

1.4   Results of Operations (continued)

Loss for the year
The loss for the year ended June 30, 2007 was $562,090 (2006: $378,301). The increases in losses for 2007 were mainly due to higher levels of non-cash stock-based compensation to consultants, directors, officer and an employee while losses for 2006 were offset by a gain of a legal settlement in connection with the settlement of the trademark depute.

Use of proceeds

The net proceeds received from the closing of recent private placements will be used for working capital including such activities as starting initial clinical trails of the $T^36^®$ formulation in therapeutic products, registering $T^36^®$ products in major markets, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking possible registration of ALDA's securities in foreign jurisdictions.

1.5   Summary of Quarterly Results.

Quarter ended	Jun/07	Mar/06	Dec/06	Sep/06	Jun/06	Mar/06	Dec/05	Sep/05
Revenue	61,433	72,879	64,356	57,575	58,724	47,694	60,285	56,883
Net loss	302,345	84,831	78,324	96,591	67,371	118,084	137,213	55,633
Loss/share	0.00	0.00	0.00	0.00	0.00	0.01	0.01	0.00
Total assets	854,166	176,316	175,743	208,281	216,8722	207,800	319,192	237,141

The revenues generated from the sale of $T^36^®$ Disinfectant have been relatively consistent while a reduction in operating expenses has been realized. Resources spent in patenting, research and development, and product registrations have been capitalized with an amortization period of 20 years. The greater loss recognized in 2007 fiscal year was mainly due the non-cash stock options granted to certain officers, directors, consultants and an employee and increased consulting fees and wages. No further impairment loss was recognized from the intangible assets as the intangible assets were determined to have a definite life of 20 years commencing July 1, 2006.   Prior to July 1, 2006, the intangible assets deemed to have an indefinite life subject to annual test of impairment. $245,000 impairment loss on intangible assets was incurred for the fiscal year 2005 which reduced the carrying value of the intangible assets to $116,000. No further impairment loss was recognized for the fiscal year 2006. In connection with the settlement of legal disputes, the Company recognized a net gain of $10,545 and $37,383 in fiscal years 2007 and 2006, respectively. Total assets were increased over the quarters as a result of receiving external funding from the private placements. All resources will be used in marketing, product development, intellectual property protection and the other requirements of an operating company that is introducing a new technology and products to the market

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A")
FOR THE YEAR ENDED JUNE 30, 2007

1.6   Liquidity

Although the company generates revenues from the sale of its lead product, T^{3}6$^®$ Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for T^{3}6$^®$ Disinfectant in the European Union and China and the Company will be pursuing opportunities in these markets. The company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T^{3}6$^®$ formulation The Company will need to undertake further financings in order pursue these plans and these financings will lead to the dilution of current shareholders of the Company.

1.7   Capital resources

On September 13, 2006, the Company raised net proceeds of $71,500 by selling a total of 1,430,000 Units of the Company's at price of $0.05 per Unit. Each Unit consisted of one common share of the Company and one warrant that entitled the holder to purchase one additional common share at a price of $0.10 per share for a period of 12 months following the closing date. The estimated fair value of warrants being $20,020 was allocated to contributed surplus for warrants. On June 7, 2007, the Company completed a private placement of 8,000,000 Units at a price of $0.10 per unit for net proceeds of $793,820. Each Unit consist of one common share and one warrant that entitles the holder to purchase one additional common share at a exercise price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009. The estimated fair value of warrants being $384,000 was allocated to contributed surplus for warrants. The net proceeds will be used for general working capital. As of June 30, 2007, the Company received funds of $196,200 from the exercise of 1,062,000 warrants and 900,000 options at an exercise price of $0.10. Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital. Warrant values of $13,806 previously recorded in contributed surplus for warrants were credited to share capital.

At June 30, 2007, the Company had 32,192,404 outstanding common shares. 4,240,500 warrants expired without being exercised. Subsequent to the closing of two private placements, the Company has a total of 12,364,000 outstanding warrants exercisable at an exercise price range of $0.10 to $0.20 before the date of expiration. During the period, the Company received an approval from TSX to extend 3,916,000 warrants granted pursuant to private placement by a year to December 21, 2007 at the same exercise price of $0.10 per share. The outstanding stock options as at June 30, 2007 were 2,480,000 with a weighted average exercise of $0.11 per options.

1.7   Capital resources (continued)

There is no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and there is no assurance that additional funding will be available to the Company to fulfill its business objectives. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Many of the Company products still require further development and laboratory testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company's ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. ALDA may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company's shareholders and may result in dilution to the value of such interests.

1.8   Off-Balance Sheet Arrangements

The company is not aware of any off-balance sheet transactions requiring disclosure.

1.9   Transactions with Related Parties

a) During the 2007 year, the Company incurred consulting fees of $120,000 (2006: $120,000) to companies controlled by directors of the Company.

b) During the 2007 year, the Company incurred premises rent of $28,371 (2006: $30,912) to a company controlled by a director of the Company.

e) During the 2007 year, the Company incurred consulting fees of $60,000 (2006: $60,000) to a major shareholder of ALDA.

f) Included in $293,600 Subscriptions receivable are $105,000 owing by directors of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A")
FOR THE YEAR ENDED JUNE 30, 2007

1.10 Fourth Quarter, 2007

During the fourth quarter ended June 30, 2007, there were no extraordinary events that affected the Company. Sales for the quarter were close to the average sales recorded per quarter for the last two years. A private placement for $800,000 was completed on June 7, 2007. There were no significant year-end adjustments except that certain comparative figures for the 2006 have been reclassified to conform to the presentation adopted for the 2007 year.

1.11 Proposed transactions

The company is not aware of any proposed transactions requiring disclosure.

1.12 Critical Accounting Estimates

The company is a venture issuer and is not required to provide critical accounting estimates.

1.13 Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards ("GAAS").

1.13   Changes in Accounting Policies Including Initial Adoption (continued)

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents.   Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of patent application and development costs can reasonably be regarded as assured and future values can be realized, in which case such costs are capitalized.   In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

The carrying amount of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years.

1.14   Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, subscriptions receivable, accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.15   Other MD&A Requirements

(a)   Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

1.15   Other MD&A Requirements (continued)

(b)   Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at June 30, 2007:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding:	
Common Shares	32,192,404
Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities	
Stock Options	2,480,000
Warrants	12,364,000
Convertible Debentures	0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above	
Common Shares	47,036,404

(c)   Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management's supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluted the effectiveness of the Company's disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, management has concluded that the disclosure controls and procedures are effective.

1.15 Other MD&A Requirements (continued)

(d)   Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.   Management has considered the effectiveness of design of the Company's internal controls and procedures over financial reporting and has noted several weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weakness with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

1.16 Subsequent Events to June 30, 2007

a) Subsequent to the year ended June 30, 2007, 2,790,000 warrants at an exercise price of $0.10 per warrant and 100,000 options at an exercise price of $0.10 per options were exercised for total gross proceeds of $289,000.

b) Subsequent to the year ended June 30, 2007, the Company arranged a private placement of up to two (2) millions Units at a price of 12 cents per unit for gross proceeds of $240,000 as announced in a news release issued by the company on July 10, 2007. Each Unit consists of one common Share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 24 cents per common share for a period of 12 months from the date of closing and at a price of 36 cents per common share for the subsequent period of 12 months. The 12 cent private placement was closed on August 13, 2007. Finder's fee in the amount of $6,300 was charged against the share capital in connection with the closing of the private placement.

c) Subsequent to the year ended June 30, 2007 and as announced in a news release issued by the company on September 13, 2007, Berris Mangan resigned as the Company's auditor due to a decision by Berris Mangan to focus its practice on TSX-listed companies with Canadian reporting responsibilities. The Company confirmed that there are no "reportable events" (as such term is defined in National Instrument 51-102 of the Canadian Securities Administrators) and appointed HLB Cinnamon Jang Willoughby, Chartered Accountants ("CJW") as the interim auditor to conduct the year-end audit.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A")
FOR THE YEAR ENDED JUNE 30, 2007

1.16   Subsequent Events to June 30, 2007 (continued)

d) Subsequent to the year ended June 30, 2007, the Company arranged a private placement of up to 3,500,000 Units at a price of 15 cents per unit for gross proceeds of $525,000 as announced in a news release issued by the company on October 23, 2007. Each Unit consists of one common Share of the Company and one non-transferable Share purchase Warrant entitling the holder to acquire one additional common share of the Company at a price of 30 cents per common share for a period of 12 months from the date of closing and at a price of 45 cents per common share for the subsequent period of 12 months. This arrangement has not yet been approved by TSX Venture Exchange.

<u>**Exhibit 4(g): Product Licensing and Distribution Agreement**</u>

<u>**Letter of Agreement**</u>

May 25, 2007

BETWEEN:

He-Yi She Ye Limited ("HE-YI"), 2nd Floor, Unit# 15, Jie Yuan Zhou, Jin Shan Industrial District, Cang Shan District, Fuzhou City, China

AND:

ALDA Pharmaceuticals Corp. of 635 Columbia Street, New Westminster, BC V3M 1A7 CANADA ("ALDA"),

WHEREAS:

ALDA is the owner of proprietary infection control technology,
ALDA wants its products licensed and distributed in China,
HE-YI wants the exclusive right to license and manufacture ALDA'S products in China and
HE-YI wants to distribute ALDA'S products in China subject to ALDA's approval of each distributorship.

The Parties agree as follows:

1.   HE-YI hereby licenses the right from ALDA to manufacture ALDA'S products.

2.   ALDA will provide HE-YI with all information that ALDA has at its disposal to assist with the registration of ALDA'S products in China.

3.   E-YI will be responsible for procuring all necessary government approvals for ALDA'S products within 6 months from the time all technical data to support the application is provided by ALDA.

4.   Quarterly reports on the progress of the approvals will be provided to ALDA by HE-YI.

5.   An extension may be requested by HE-YI to procure all necessary government approvals and may not be unreasonably refused by ALDA for recurring periods of 3 months if:

        a.   HE-YI is employing its best efforts in obtaining the registration of the ALDA products in China and is providing quarterly reports as required under the terms of Paragraph 4 or

        b.   More time is required by ALDA Pharmaceuticals Corp. to obtain information required by HE-YI under the terms of Paragraphs 2 and 3.

6.   ALDA Pharmaceuticals Corp. will provide HE-YI with the specifications required for HE-YI to provide a manufacturing facility suitable for the manufacturing of ALDA'S products.

7.   HE-YI will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to HE-YI employing its best efforts to obtain the space, materials and equipment specified by ALDA.

8.   HE-YI will have the right to distribute ALDA'S products in China subject to ALDA's approval of each distributorship.

9.   The Agreement shall be effective commencing on the date first written above and shall end on April 18, 2011 ("the Initial Term"). Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, ("the Renewals") provided that ALDA and HE-YI have each met all of their obligations under the Agreement and provided that HE-YI is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109, "the Certificate") that has been granted by the Ministry of Health of the People's Republic of China and expires on April 18, 2011. Any Renewals will reflect current market conditions in the territory served by HE-YI at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate.

10. For the first 3 years after production is started by HE-YI and within 6 months after production is started by HE-YI, ALDA and HE-YI will establish minimum sales levels and, thereafter, after each new distributorship is established.

11. HE-YI will pay ALDA a royalty, based on the gross revenues received by HE-YI for all of ALDA's products sold in China as follows:

    a. 5% during the first and second year after production is started by HE-YI,

    b. 8% during the third year,

    c. 6% after a doubling of sales over the sales achieved in the second year has occurred.

12. HE-YI will pay ALDA a 10% royalty based on the gross revenues received by HE-YI for all of ALDA's products sold by HE-YI outside of China.

13. All royalties will be paid monthly within 30 days after each month end.

14. ALDA, at ALDA'S discretion, will have the right to buy product from HE-YI.

15. At the request of ALDA and with the authorization of ALDA, HE-YI agrees to direct ship ALDA'S products for ALDA, at ALDA'S expense, to anywhere in the world.

16. In the event that there has been a breach of any provision of any agreement between ALDA and HE-YI, either party reserves the right to terminate this Agreement at any time after thirty (30) days has elapsed from the date that written notice has been sent to the party in breach by the other party. The Agreement may also, at the option of either party, be terminated immediately if either party becomes insolvent; violates the

17. laws, regulations, rules, or statutes of any government; ceases doing business; makes an assignment for the benefit of creditors; or commits an act of bankruptcy. A failure by either party to exercise any right hereunder shall not operate as a waiver of such right and all remedies contained herein shall be cumulative.

18. Any part of this Agreement that is contrary to any federal, state, or local law shall not be applicable and shall not invalidate any other part of this Agreement. In the event of disputes or legal interpretation of the terms of this Agreement, the laws of British Columbia, Canada shall govern and be binding upon the parties hereto.

19. This Agreement contains the entire understanding of the parties and there are no commitments, agreements, or understandings between the parties other than those expressly set forth herein. This Agreement shall not be altered, waived, modified, or amended except in writing signed by the parties hereto and notarized.

20. All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be a location as may be agreed to by both parties.

21. HE-YI agrees not to disclose or use, except as required in HE-YI'S duties, at any time, any information disclosed to or acquired by HE-YI during the term of this contract. HE-YI agrees that all confidential information shall be deemed to be and shall be treated as a sole and exclusive property of ALDA.

22. Any and all notices herein shall be in writing transmitted by Federal Express or other courier or facsimile.

23. The Letter of Agreement may be signed by the authorized signatories of HE-YI and ALDA by facsimile and in as many counterparts as may be necessary, each of which shall together constitute one and the same instrument, and notwithstanding the date of execution shall be deemed to bear the date as set out above. Original copies in as many counterparts as may be necessary shall follow by mail.

24. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by either party without the prior written consent of the other party.

25. This Agreement supersedes and replaces any prior agreement.

The terms above are accepted by:

ALDA PHARMACEUTICALS CORP.
Per:

"Terrance G. Owen"

_____
Terrance G. Owen, President & CEO

AND

HE-YI SHE YE LIMITED
Per:

"Chen Ming"   *"May 29, 2007"*

_____   _____
Chen Ming, General Manager

ALDA PHARMACEUTICALS CORP.

CONSENT RESOLUTION OF DIRECTORS

The undersigned, being all of the directors of **ALDA Pharmaceuticals Corp.** (the "Company") hereby consent to and adopt the following resolutions as of **August 31, 2007:**

RESOLVED THAT:

1.   The resignation of the Company's current auditor, Berris Mangan, Chartered Accountants, be approved.

2.   The appointment of HLB Cinnamon Jang Willoughby Chartered Accountants as the successor auditor of the Company be approved.

3.   Any officer or director of the Company be authorized and directed to do all such acts and things and to execute or cause to be executed (whether under the common seal of the Company or otherwise) all such instruments, agreements and other documents as in such officer's or director's opinion may be necessary or desirable in connection with the matters hereby approved and authorized and all such actions taken prior hereto be and they are ratified and confirmed in all respects.

4.   This resolution may be signed by the directors of the Company in as many counterparts as may be necessary and may be delivered by facsimile, such counterparts together shall constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the date as set out above.

SIGNED:

TERRANCE OWEN	PETER CHEN
RONALD J. ZOKOL	LINDA ALLISON
EUGENE A. HODGSON	WILLIAM F. McCOY

ALDA PHARMACEUTICALS CORP.
NOTICE OF CHANGE OF AUDITOR

NOTICE IS HEREBY GIVEN that ALDA Pharmaceuticals Corp (the "Issuer") has received notification from Berris Mangan, Chartered Accountants, the current auditor of the Issuer of its decision to resign as the issuer's auditor effective August 21, 2007 on its own initiative and not stand for reappointment at the next annual general meeting. By resolution dated August 31, 2007, the Board of Directors of the Issuer has approved the resignation of Berris Mangan, Chartered Accountants and approved the appointment of HLB Cinnamon Jang Willoughby, Chartered Accountants, as the Issuer's successor auditor until the next annual general meeting of shareholders of the Issuer.

The Issuer reports that: (a) there have been no reservations in the auditor's reports of Berris Mangan, Chartered Accountants for the last two fiscal years ended June 30, 2005 and June 30, 2006 reported on by Berris Mangan, Chartered Accountants; and (b) there are no "reportable events" (as defined in National Instrument 51-102 of the Canadian Securities Administrators).

Dated this 31 st day of August, 2007.

BY ORDER OF THE BOARD

Terrence Owen
Chief Executive Officer & Director

Exhibit 10: Documents pertaining to the Change of Auditors



"Forging strong relationships. Providing clear business advice

September 7, 2007

British Columbia Securities Commission   Alberta Securities Commission
12th Floor - 701 West Georgia Street   4th Floor – 300 Fifth Avenue SW
Vancouver, BC V7Y 1K7   Edmonton, Alberta   T2P 3C4

TSX Venture Exchange
Suite 2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N7

Dear Sirs:

Re: Notice of Change of Auditor for ALDA Pharmaceuticals Corp. ('the Company ")

In accordance with National Instrument 51-102 "Continuous Disclosure Obligations ", we have reviewed the Company 's Notice of Change of Auditor dated August 31, 2007 and we provide a response following.

We do not disagree with the information contained in the Notice, except that we have no knowledge as to whether the acceptance of the resignation of Berris Mangan, Chartered Accountants or appointment of HLB Cinnamon Jang Willoughby, Chartered Accountants have been considered and approved by the Company 's Board of Directors.

We understand that the Notice of Change of Auditor along with this letter and a similar letter from HLB Cinnamon Jang Willoughby, Chartered Accountants, will be provided to the Company 's registered shareholders.

Yours truly,

Berris Mangan
CHARTERED ACCOUNTANTS

BERRIS MANGAN ELLIOTT SHIKAZE GALBRAITH AXWORTHY INFANTI

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

1827 West 5th Avenue
Vancouver, BC V6J 1 P5
604.682.8492 tel
604.683.4782 fax
www. berrismangan.com



Exhibit 10: Documents pertaining to the Change of Auditors

HLB Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

September 7, 2007

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T3P 3C4

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V6C 1L6

Dear Sirs:

Re: Alda Pharmaceuticals Corp.
National Instrument 51-102 – Continuous Disclosure Obligations
Change of Auditor of a Reporting Issuer

We have reviewed the Notice of Change of Auditor prepared by Alda Pharmaceuticals Corp. on August 31, 2007. In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, that we agree with statement (a), and that we have no basis to agree or disagree with statement (b).

Yours very truly,

"Cinnamon Jang Willoughby & Company"

Burnaby, British Columbia

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, **Terrance Owen**, certify that:

1. I have reviewed this annual report on Form 20-F of **ALDA PHARMACEUTICALS CORP**.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting;

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 25, 2008

/s/   *Terrance Owen*

Terrance Owen, Chief Executive Officer

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, **Peter Chen**, certify that:

1.   I have reviewed this annual report on Form 20-F of **ALDA PHARMACEUTICALS CORP**.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c)   Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting;

5.   The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 25, 2008

/s/ *Peter Chen*

Peter Chen, Chief Financial Officer

Exhibit 99.3

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, **Terrance Owen**, President and Chief Executive Officer of **ALDA PHARMACEUTICALS CORP**. (the "Company"), certify that to the best of my knowledge:

1.   the Annual Report on Form 20-F of the Company for the year ended ***June 30, 2007*** as filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ **Terrance Owen**

Terrance Owen
Chief Executive Officer
April 25, 2008

Exhibit 99.4

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I**, Peter Chen**, Chief Financial Officer of **ALDA PHARMACEUTICALS CORP**. (the "Company"), certify that to the best of my knowledge:

1.   the Annual Report on Form 20-F of the Company for the year ended *June 30, 2007* as filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ **Peter Chen**

Peter Chen
Chief Financial Officer
April 25, 2008